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As filed with the Securities and Exchange Commission on November 6, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FLEETWOOD ENTERPRISES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3716 (Primary Standard Industrial Classification Code Number)	95-1948322 (I.R.S. Employer Identification No.)

3125 Myers Street
Riverside, California 92503
(951) 351-3500
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Leonard J. McGill, Esq.
Senior Vice President, Corporate Development, General Counsel & Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503
(951) 351-3500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Steven R. Finley, Esq.
James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.    ☐

          If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.01 per share	N/A	N/A	$100,000,000(1)	3,930(2)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended and exclusive of accrued interest, if any.

(2)
The registration fee has been calculated pursuant to Rule 457(f) of the Securities Act. Fleetwood Enterprises, Inc. previously paid $1,380 and $23,687 in connection with unsold securities from Fleetwood Enterprises, Inc.'s prior registration statements on Form S-3 (SEC file no. 333-128123), initially filed on September 6, 2005, Form S-3 (SEC file no. 333-102585), initially filed on January 17, 2003, and Form S-4 (SEC file no. 333-126799), initially filed on July 22, 2005, respectively, of which $8,013 has not been used thereunder. In accordance with Rule 457(p), $3,930 of the unused amount of the registration fee paid with respect to such prior registration statements will be applied to pay the registration fee payable with respect to the securities registered under this registration statement.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 6, 2008

PROSPECTUS

Offer to Exchange
Common Stock

For Any and All Outstanding
5% Convertible Senior Subordinated Debentures due 2023
(CUSIP Nos. 339099AC7 and 339099AD5)

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2008,
UNLESS EARLIER TERMINATED BY US (THE "EXPIRATION DATE").

          Pursuant to the terms of the indenture (the "Indenture") governing our 5% Convertible Senior Subordinated Debentures due 2023 (the "Debentures"), dated as of December 22, 2003, between us and The Bank of New York Mellon Trust Company, as successor trustee thereunder (the "Trustee"), and subject to the terms and conditions set forth in this prospectus and the related letter of transmittal and Repurchase Notice (as defined below), we are offering to repurchase any and all of the $100 million aggregate principal amount of the Debentures outstanding in exchange for the issuance of our common stock ("Common Stock"), par value $0.01 per share (this "Exchange Offer"). Holders of Debentures validly tendered and not withdrawn in this Exchange Offer would receive a number of shares of our Common Stock (collectively, the "Shares") equal to the quotient of (i) the principal amount of the Debentures tendered, divided by (ii) 95% of the arithmetic average of the Volume Weighted Average Price (as defined below) of one share of our Common Stock for each of the 20 trading days ending on December 12, 2008. The "Volume Weighted Average Price" per share on any trading day means the volume weighted average price on the New York Stock Exchange ("NYSE") from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day as calculated using Bloomberg (or if such volume weighted price is not available, the market value of one share on such trading day as we determine in good faith using a volume weighted method). Holders will also receive cash for all interest accrued and unpaid up to, but excluding, December 15, 2008, in the amount of $25 for each $1,000 original principal amount of Debentures properly tendered, not withdrawn and accepted in this Exchange Offer.

          We are making this Exchange Offer solely to fulfill our repurchase obligations under the Indenture by providing registered holders of the Debentures (each a "Holder" and collectively, the "Holders") with the opportunity to have their Debentures repurchased. In accordance with the Indenture, we have elected to repurchase the Debentures entirely by the issuance of the Shares. As required by the Indenture, we are delivering to Holders the Optional Repurchase Right Company Notice (as defined in the Indenture), including the repurchase notice that is attached as Annex A to the Optional Repurchase Right Company Notice (the "Repurchase Notice"), regarding this Exchange Offer along with this prospectus.

          We will issue Shares only in respect of the Debentures that are validly tendered and not properly withdrawn prior to 5:00 P.M., New York City time, on the Expiration Date under the terms and conditions of the offer described in this prospectus, the accompanying letter of transmittal and the Repurchase Notice (along with the Schedule TO filed on the date herewith and its exhibits, the "Offer Documents"). We intend to apply for the Shares to be listed on the NYSE, and the Shares will not be subject to any transfer restrictions.

          Tenders of the Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. This Exchange Offer is subject to the conditions described in "This Exchange Offer—Conditions to Completion of this Exchange Offer," including, among others, the effectiveness of the registration statement of which this prospectus forms a part. We reserve the right to terminate this Exchange Offer if any condition of this Exchange Offer is not satisfied or waived and otherwise to amend this Exchange Offer in any respect. This Exchange Offer is open to all holders of Debentures. We will not receive any cash proceeds from this Exchange Offer. See "Use of Proceeds." On November 5, 2008, $100,000,000 aggregate principal amount of the Debentures was outstanding. Our Common Stock is traded on the New York Stock Exchange under the symbol "FLE." The last reported sale price of our Common Stock on November 5, 2008 was $0.37 per share.

          If we do not meet the conditions to using Common Stock in connection with our obligation to repurchase Debentures under the Indenture, we would be required under the Indenture to purchase all of the Debentures tendered in this Exchange Offer with cash. In the event that we are so obligated to purchase the Debentures for cash, we might default on that obligation and the Indenture and we might be required to take steps to obtain protection from our creditors. In that case, the Holders might not be repaid the principal amount of their Debentures pursuant to this Exchange Offer. In order to reduce the likelihood of any such default occurring, we recently commenced a separate offer to exchange all outstanding Debentures for new senior secured notes and shares of our common stock as more fully described in the prospectus and related documents forming parts of the Form S-4 filed with the SEC on October 30, 2008 (the "Alternative Exchange Offer"). Holders that tender and do not withdraw their Debentures in the Alternative Exchange Offer cannot tender those same Debentures in this Exchange Offer.

          We urge you to carefully read the "Risk Factors" section beginning on page 9 before you make any decision regarding this Exchange Offer.

          Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          We are not asking you for a proxy, and you are requested not to send us a proxy.

          You must make your own decision whether to tender the Debentures in this Exchange Offer. Neither we, MacKenzie Partners, Inc. (the "Information Agent"), The Bank of New York Mellon Trust Company, N.A. (the "Paying Agent"), nor any other person is making any recommendation as to whether or not you should tender your Debentures for exchange in this Exchange Offer.

          We have not authorized any person to provide any information or to make any representation in connection with this Exchange Offer other than the information contained or incorporated by reference in this prospectus or the accompanying letter of transmittal, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by us.

Prospectus dated                              , 2008

        This prospectus incorporates important business and financial information about us from documents that we have filed with the Securities and Exchange Commission, or the SEC, but have not included in, or delivered with, this prospectus. For a listing of the documents that we have incorporated by reference into this prospectus, please see the section of this prospectus entitled "Incorporation of Certain Documents by Reference." This information is available without charge upon written or oral request to Fleetwood Enterprises, Inc., 3125 Myers Street, Riverside, California 92503, Attn: Investor Relations Department, or made by telephone at (951) 351-3500.

        We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

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 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and elsewhere in this prospectus, including the exhibits hereto. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

        Forward-looking statements regarding future events and our future performance involve risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, without limitation, the following items:

  •
  the significant demands on our liquidity while current economic and credit conditions are severely affecting our operations, including the potential repurchase of the Debentures if we do not have sufficient shares of common stock outstanding to satisfy the obligation of the remaining amount of Debentures outstanding;

  •
  the lack of assurance that we will regain sustainable profitability in the foreseeable future;

  •
  our potential inability to decrease our operating losses and negative cash flow;

  •
  the effect of ongoing weakness in both the manufactured housing and recreational vehicle markets, especially the recreational vehicle market which has deteriorated sharply in recent months;

  •
  the effect of a decline in home equity values, volatile fuel prices and interest rates, global tensions, employment trends, stock market performance, credit crisis, availability of financing generally, and other factors that can and have had a negative impact on consumer confidence, and which may reduce demand for our products, particularly recreational vehicles;

  •
  the availability and cost of wholesale and retail financing for both manufactured housing and recreational vehicles;

  •
  our ability to comply with the financial tests and covenants in our existing and future debt obligations;

  •
  our ability to obtain, on reasonable terms if at all, the financing we will need in the future to execute our business strategies;

  •
  the volatility of our stock price and the risk of delisting from the NYSE;

  •
  the potential dilution associated with future equity or equity-linked financings that we may undertake to raise additional capital and the risk that the equity pricing may not be favorable to us;

  •
  the cyclical and seasonal nature of both the manufactured housing and recreational vehicle industries;

  •
  the increasing costs of component parts and commodities that we may be unable to recoup in our product prices;

  •
  repurchase agreements with floorplan lenders, which we currently expect could result in increased costs due to deteriorated market conditions;

  •
  expenses and uncertainties associated with the entry into new business segments or the manufacturing, development, and introduction of new products;

  •
  the potential for excessive retail inventory levels and dealers' desire to reduce inventory levels in the manufactured housing and recreational vehicle industries;

  •
  the effect on our sales, margins and market share from aggressive discounting by competitors;

  •
  potential increases in the frequency and size of product liability, wrongful death, class action, and other legal actions against us; and

  •
  the highly competitive nature of our industries and changes in our competitive landscape.

        Although our management believes that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may arise from changing circumstances or unanticipated events, except as otherwise required by law.

 QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER

        The following are some questions and answers regarding this Exchange Offer. These questions and answers may not address all the questions that may be important to you. Therefore, we urge you to read the entire prospectus, including the section entitled "Risk Factors," because the information in this section is only a summary. Additional important information is contained in the remainder of this prospectus.

        All references to "we," "our," "ours," "us," "Fleetwood," the "Company" and similar terms are to Fleetwood Enterprises, Inc., and its subsidiaries, unless the context otherwise requires.

This Exchange Offer

Q:    Who is making this Exchange Offer?

        A:    Fleetwood Enterprises, Inc. (the issuer of the Debentures) is making this Exchange Offer.

Q:    What is the purpose of this Exchange Offer?

        A:    We are conducting this Exchange Offer to satisfy our obligations to repurchase Debentures that may be put to us on December 15, 2008. Although we are electing to repurchase the outstanding principal amount of any Debentures put to us entirely with shares of Common Stock, there are various conditions precedent to our ability to use Common Stock to satisfy our repurchase obligations as set forth in the Indenture, including having sufficient authorized shares to repurchase the Debentures with Common Stock. Separately, on October 30, 2008, we commenced the Alternative Exchange Offer to exchange all outstanding Debentures for new senior secured notes and shares of our Common Stock, as more fully described in the prospectus and related documents forming parts of our registration statement on Form S-4 filed with the SEC on October 30, 2008.

Q:    What risks should I consider in deciding whether or not to tender my Debentures?

        A:    You should be aware that if no Debentures are tendered and accepted in the Alternative Exchange Offer (and all outstanding Debentures are tendered and not withdrawn in this Exchange Offer), and if the arithmetic average of the Volume Weighted Average Price of our Common Stock during the 20 consecutive trading days ending December 12, 2008 is less than approximately $0.52 per share (based on the number of shares of our Common Stock authorized, outstanding and reserved for issuance as of November 5, 2008, but not including Shares reserved for issuance in the Alternative Exchange Offer), then we would not have sufficient authorized Shares to satisfy our repurchase obligation under the Indenture. Furthermore, we do not anticipate having sufficient cash to satisfy such repurchase obligation either. Then, we would be in default and may seek protection from our creditors in a bankruptcy proceeding.

        If, however, we have sufficient authorized Shares to satisfy our obligation under the Indenture and you tender your Debentures in this Exchange Offer, then you will receive shares of Common Stock in a company with substantial leverage.

        Debenture holders who are evaluating whether to tender in the Alternative Exchange Offer or this Exchange Offer should consider the securities that they will hold afterward. In the Alternative Exchange Offer we are offering Debenture holders our new senior secured notes and Common Stock, whereas in this Exchange Offer, we are offering Common Stock alone. You should also be aware that in any bankruptcy proceeding, while a court could decide otherwise, the senior secured notes being offered in the Alternative Exchange Offer would probably receive priority treatment to both the existing Debentures and our Common Stock.

        In deciding whether to participate in this Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting the Company, this Exchange Offer and the Shares to be issued therein, described more fully in the section of this prospectus entitled "Risk Factors," beginning on page 9, and the documents incorporated by reference into this prospectus.

Q:    What securities are you offering to repurchase in this Exchange Offer?

        A:    We are offering to repurchase in exchange for the Shares any and all of the outstanding $100,000,000 aggregate principal amount of our 5.00% Convertible Senior Subordinated Debentures due 2023. The CUSIP numbers of the Debentures are 339099AC7 and 339099AD5.

Q:    What will I receive in this Exchange Offer if I tender my Debentures and they are accepted?

        A:    In exchange for Debentures properly tendered and not withdrawn in this Exchange Offer, we are offering to issue a number of shares of our Common Stock, equal to the quotient of (i) the principal amount of the Debentures tendered, divided by (ii) 95% of the arithmetic average of the Volume Weighted Average Price of our Common Stock for the 20 consecutive trading days ending December 12, 2008, calculated in accordance with the Indenture. We are also offering cash for all interest accrued and unpaid up to but excluding December 15, 2008, in the amount of $25 for each $1,000 original principal amount of Debentures properly tendered, not withdrawn and accepted in this Exchange Offer.

        Holders of Debentures may call the Information Agent at 1-(800)-322-2885 on any business day after November 14, 2008 and prior to the Expiration Date to confirm an estimate of the number of Shares offered for each $1,000 principal amount of Debentures accepted in this Exchange Offer based on the Volume Weighted Average Price for each of the preceding trading days in such 20-trading-day period and 95% of the arithmetic average thereof.

Q:    When will this Exchange Offer expire?

        A:    This Exchange Offer will expire at 5:00 p.m., New York City time, on December 15, 2008, unless earlier terminated by us. In addition, we may terminate or amend this Exchange Offer if any of the conditions listed in "This Exchange Offer—Conditions to Completion of this Exchange Offer" are not satisfied. Certain conditions may be waived by us, in whole or in part, in our reasonable discretion.

Q:    If this Exchange Offer is consummated but I do not tender my Debentures, how will my rights be affected?

        A:    If you decide not to tender your Debentures and we complete this Exchange Offer and thereby reduce the outstanding aggregate principal amount of Debentures, the liquidity and possibly the trading price of your Debentures may be adversely affected. See "Risk Factors—Risks Relating to this Exchange Offer."

Q:    What amount of Debentures are you seeking in this Exchange Offer?

        A:    We are seeking to exchange any and all outstanding principal amount of our Debentures.

Q:    What are the conditions to the completion of this Exchange Offer?

        A:    This Exchange Offer is subject to certain conditions, some of which we may waive in our reasonable discretion. Most significantly, the use of our Common Stock to satisfy our repurchase obligations under the Indenture is subject to certain conditions set forth in the Indenture, including the effectiveness of the registration statement of which this prospectus forms a part. If any of these conditions are not satisfied or waived, we will not be obligated to accept and exchange any tendered Debentures. Prior to the Expiration Date, we reserve the right to terminate or withdraw this Exchange Offer if any of the conditions to this Exchange Offer are not satisfied or waived by us in our

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reasonable discretion. We describe the conditions to this Exchange Offer in greater detail in the section titled "This Exchange Offer—Conditions to Completion of this Exchange Offer."

Q:    Who may participate in this Exchange Offer?

        A:    All Holders of the Debentures may participate in this Exchange Offer, except for Holders who have tendered in and not withdrawn from the Alternative Exchange Offer.

Q:    Do I have to tender all of my Debentures to participate in this Exchange Offer?

        A:    No. You may tender some or all of your Debentures. However, you may only tender Debentures in a minimum of $1,000 principal amount and integral multiples of $1,000. Debentures accepted in this Exchange Offer will be retired and cancelled.

Q:    Will the Shares be listed?

        A:    We intend to apply for the Shares to be listed for trading on the New York Stock Exchange.

Q:    How do I participate in this Exchange Offer?

        A:    If your Debentures are held in the name of a broker, dealer or other nominee, the Debentures may be tendered by your nominee through DTC. If your Debentures are not held in the name of a broker, dealer or other nominee, you must tender your Debentures, together with a completed letter of transmittal, Repurchase Notice and any other documents required thereby, to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date. For more information regarding the procedures for tendering your Debentures, we refer you to the sections of this Prospectus entitled "This Exchange Offer—Procedures for Tendering Debentures."

        Please do not send letters of transmittal to us. You should send letters of transmittal to the Paying Agent at its office set forth on the back cover of this prospectus or in the letter of transmittal. The Information Agent can answer your questions regarding how to tender your Debentures. Holders that tender and do not withdraw their Debentures into the Alternative Exchange Offer cannot tender those same Debentures into this Exchange Offer.

Q:    May I withdraw my tender of Debentures?

        A:    Yes, you may withdraw any tendered Debentures at any time prior to 5:00 p.m., New York City time, on the Expiration Date which is December 15, 2008, unless earlier terminated by us.

Q:    What must I do if I want to withdraw my Debentures from this Exchange Offer?

        A:    You may withdraw any Debentures that you validly tender at any time prior to 5:00 p.m., New York City time, on the Expiration Date, which is December 15, 2008, by delivering a written notice of withdrawal to the Paying Agent. Your notice of withdrawal must comply with the requirements set forth in this prospectus. If you change your mind, you may re-tender your Debentures by again following the tender procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

Q:    What happens if my Debentures are not accepted in this Exchange Offer?

        A:    If we do not accept your Debentures for exchange for any reason, the Debentures tendered by book-entry transfer into the account of the Paying Agent at DTC will be credited to your account at DTC.

Q:    If I decide to tender my Debentures, will I have to pay any fees or commissions in connection with this Exchange Offer?

        A:    If you are the record owner of your Debentures and you tender your Debentures directly to the Paying Agent, you will not have to pay any fees or commissions. If you hold your Debentures through a custodian or nominee, and your custodian or nominee tenders the Debentures on your behalf, your custodian or nominee may charge you a fee for doing so. You should consult with your custodian or nominee to determine whether any charges will apply. We will pay transfer taxes, if any, applicable to the transfer of Debentures pursuant to this Exchange Offer. Additionally, we will pay all other expenses related to this Exchange Offer, except any commissions or concessions of any broker or dealer.

Q:    Will I be subject to tax on my exchange of Debentures for Shares pursuant to this Exchange Offer?

        A:    The exchange of Debentures for Shares will likely constitute a tax-free recapitalization for United States federal income tax purposes. For a further discussion of certain United States federal income tax considerations relating to this Exchange Offer, see the section of this prospectus entitled "Certain United States Federal Income Tax Consequences."

Q:    Has the board of directors adopted a position on this Exchange Offer?

        A:    Our board of directors approved the making of this Exchange Offer. Neither we nor our officers or directors are making any recommendation as to whether you should tender Debentures. Similarly, neither the Information Agent nor the Paying Agent is making any such recommendation. In making your decision, we urge you to carefully read this prospectus, the documents incorporated herein by reference and the other documents to which we refer you in their entirety, including the discussions of risks and uncertainties set forth in the section of this prospectus entitled "Risk Factors."

Q:    Whom do I call if I have any questions about how to tender my Debentures or any other questions relating to this Exchange Offer?

        A:    Questions and requests for assistance with respect to the procedures for tendering Debentures pursuant to this Exchange Offer, as well as requests for additional copies of this prospectus and the letter of transmittal, may be directed to MacKenzie Partners, Inc., as the Information Agent, at its address and telephone number set forth on the back cover of this prospectus.

        Questions relating to the procedures for tendering of Debentures should be directed to The Bank of New York Mellon Trust Company, N.A., as the Paying Agent, at its address and telephone numbers set forth on the back cover of this prospectus.

Q:    Where can I find more information about Fleetwood?

        A:    You can find more information about Fleetwood from the various sources described under the section of the prospectus entitled "Incorporation of Certain Documents by Reference."

 SUMMARY

        This summary provides an overview of selected information and does not purport to contain all of the information you should consider. For a more complete understanding of Fleetwood Enterprises, Inc., and this Exchange Offer, you should read this entire prospectus and the detailed information incorporated into it by reference, including the financial data and information contained in this prospectus, our Annual Report on Form 10-K for the year ended April 27, 2008 and our Quarterly Report on Form 10-Q for the quarter ended July 27, 2008.

 Our Business

        We are one of the nation's leaders in producing both recreational vehicles and manufactured housing. We also operate three supply companies that provide components for our recreational vehicle and housing operations, while also generating outside sales.

        In fiscal 2008, we sold 18,730 recreational vehicles. In calendar year 2007, we held a 7.6% share of the overall recreational vehicle retail market, consisting of a 16.4% share of the motor home market and a 5.9% share of the travel trailer market. For calendar year 2007, our motor home business was in second position and the travel trailer division was in fourth position. These statistics exclude units shipped by our former folding trailer subsidiary which we sold after the fiscal year end and is now presented as a discontinued operation in our financial statements.

        In fiscal 2008, we shipped 12,337 manufactured homes, and were the second largest producer of HUD-Code homes, which are homes manufactured in accordance with regulations published by the Federal Department of Housing and Urban Development. In calendar year 2007, the manufactured housing industry had an 8.4% share of single-family housing starts. We had a 13.4% share of the manufactured housing wholesale market and a 13.8% share of the retail market in calendar year 2007. We were the second largest producer of HUD-Code homes in the United States in terms of units shipped and retail sales in calendar year 2007.

        Our business began in 1950 as a California corporation producing travel trailers and quickly evolved to what are now termed manufactured homes. We re-entered the recreational vehicle business with the acquisition of a travel trailer operation in 1964. The present company was incorporated in Delaware in 1977, and succeeded by merger to all the assets and liabilities of the predecessor company. We conduct our manufacturing activities in 14 states within the U.S., and in one facility in Mexico. We distribute our manufactured products primarily through a network of independent dealers throughout the United States and Canada.

        Our principal executive offices are located at 3125 Myers Street, Riverside, CA, 92503, telephone: (951) 351-3500. Our website address is www.fleetwood.com. The information contained on our website is not a part of this prospectus.

Business Outlook

        We expect that fiscal 2009 will present significant challenges for us (not only in terms of demand and sales volume but also on profit margins) as market conditions in all segments have deteriorated, particularly for motor homes. While we expect to benefit from longer-term mitigating factors such as positive demographic trends and markedly reduced operating costs and breakeven points, market conditions in all segments of our business have deteriorated significantly. Consumer purchases have declined dramatically over the past 12 months. This is particularly the case for motor homes. Dealers are conservatively managing their inventories and we expect they will continue to do so for the foreseeable future. As a result, competing manufacturers are offering more discounts, and industry production volumes have recently declined due to plant closures, short work weeks, and layoffs. In the current fiscal quarter, we received a repurchase request related to one large dealer and have elected to repurchase its recreational vehicle units, which we are in the process of relocating to alternative dealers. In addition, we expect to see some decline in resale values of products which we may be required to repurchase, and as a result we anticipate some increase in our net losses under these repurchase agreements. These factors in combination with inflationary pressure on commodity and materials prices will continue to negatively affect profit margins, particularly for motor homes, and result in losses and significant negative operating cash flows with adverse effects on our business, results of operations and liquidity (including our compliance with the terms of the existing and future agreements governing our outstanding indebtedness). We are continuously evaluating capacity needs and monitoring our costs, including the possibility of further consolidation of our plant facilities. While we have experienced turbulent economic downturns in the past and have successfully managed through them, current economic conditions seem more complex and pervasive, including greater uncertainty as to the timing of any recovery.

Recreational Vehicles

        Industry conditions in calendar 2008 have been adversely affected by tighter lending practices, high fuel prices, and diminished home equity values, as evidenced by low consumer confidence levels and soft market conditions. Continued deterioration of these conditions resulted in an unanticipated acceleration in market declines late in the first quarter of fiscal year 2009. RV wholesale shipments in August this year declined 44.4% from this same month last year to 16,900 RVs according to the August Recreational Vehicle Industry Association's survey of manufacturers bringing the year to date total for 2008 to 196,500 units. This was the lowest total for all RV shipments since 1992 and the 196,500 year to date total was the lowest eight month start since 1997. As a result of these continuing concerns and a significant tightening of credit for RV buyers, we anticipate continued weakness in all segments at least for the balance of fiscal year 2009. This weakness was initially caused by turmoil in the mortgage industry that then spread to the broader financial markets and economy. More recently, the sustained increase in fuel prices and tightening in retail lending have also contributed to consumers' reluctance to purchase RVs. Motor home retail sales for the industry were off by 37% for the first eight months of calendar 2008, and for the typically seasonally stronger summer months of June through August, industry retail sales fell by 51.5% from the prior year. Industry wholesale shipments for the same period fell 58.5%, evidencing that dealers are not reordering when motor homes are sold at retail. Most of the weakness is occurring in the higher-end Class A and mid- and luxury-priced Class C segments. Recent data indicate an acceleration of these trends. Travel trailer industry retail sales for the similar period were down by 19.5%; however, dealers have been reducing their inventories in the face of economic uncertainty, and, as a result, industry wholesale shipments declined by 18.8% for the same period.

        Our overall market position in motor homes has decreased from 16.4% to 16.1% for the first eight months of calendar 2008 due to aggressive discounting by competitors that appear to have overproduced inventory and competitors with stronger balance sheets. We have experienced market share growth, to 12.4% in the first eight months of calendar 2008 compared to 9.7% in the equivalent period in 2007, in lower-priced and fuel-efficient Class C products that we recently introduced.

        Our travel trailer retail and wholesale market shares have continued to decline to date, exacerbated by the restructuring of the business between March and July 2007. Dealers continue to sell older model-year units still in stock before replacing them with newer products. Also, we have experienced reduced sales of lower-margin, entry-level products in the Eastern U.S. due to discontinued production of those products in that region. As a result of recent adjustments we have made to our manufacturing capacity, our inventory of finished goods have largely stabilized. Travel trailer manufacturing efficiencies have increased, yet further improvement over current levels of cost and efficiency of our manufacturing operations will be necessary in order to achieve profitability in this difficult environment. Our travel trailer market share for the first eight months of 2008 was 4.2%, down from 6.2% in the prior year. We expect our market share to remain at similar levels until market conditions improve and dealers sell down their inventories of older model-year products.

        Based on past trends, if fuel prices stabilize and retail credit availability improves, we expect to see a rebound in sales from dealers ordering units for stock and expect to benefit from our ability to ramp up production in an industry with fewer manufacturing facilities than before, due to competitor failures or plant consolidations. A longer-term positive outlook for the recreational vehicle industry is supported by favorable demographics as baby boomers reach the age brackets that historically have accounted for the bulk of retail RV sales, and an increase in interest in the RV lifestyle among both older and younger segments of the population than have traditionally participated.

Housing

        Notwithstanding the recent pricing pressure and over-supply of housing in certain regions due to the retrenchment in the mortgage industry, we expect longer-term demand for affordable housing to grow as a result of the following: overall population growth; baby boomers reaching retirement age; the development of new products and markets such as modular housing; and the continued relative high cost of site-built homes.

        Many of the factors that have historically affected manufactured housing volumes have been in flux recently. Industry shipments for the first nine months of calendar year 2008 were down 10.1%, with most states reporting year-over-year declines, and a pronounced weakness in traditionally strong manufactured housing markets persists. Generally, the manufactured housing market continues to be adversely affected by limited availability of retail financing and more recently, competition from conventional builders due to the overall weak housing market. Over the last several years the site-built housing boom has been fueled by low interest rates and loose credit standards, which widened the financing advantage that site-built housing enjoys over manufactured housing. Sales of manufactured homes as percentage of total sales of new single-family homes could rise from the recent level of 8%, now that the gap between credit standards for site-built housing and manufactured housing has narrowed due to more stringent standards applied to site-built homes. In addition, recently passed housing reform legislation may benefit the manufactured housing industry through the FHA Title I program, which, among other benefits, will increase loan limits for home-only financing from $48,600 to $69,678, and will be indexed to inflation in future years. These benefits are expected to take effect beginning in the first half of calendar 2009. On the other hand, the overall slowing of the housing market and an increase in conventional housing inventories will negatively impact manufactured housing conditions for some time.

        We continue to manage our capacity relative to current market conditions. We have been successful in reducing fixed costs and, in some cases, consolidating management teams at adjacent plants. These efforts have enabled us to maintain a presence in markets that we that we would otherwise be forced to abandon and believe have potential that we would otherwise be forced to abandon. From a sales perspective, we are focused on increasing new points of distribution, improving retail turn rates by assisting dealers with inventory management, and offering dealers a program to support consumers with set-up, inspection and problem resolution.

        Manufactured housing markets in California, Arizona, and Florida, traditionally among our strongest, are the states most affected by the slump in the site-built housing market and are down sharply. The outlook in most areas continues to be unfavorable. We anticipate that manufactured housing industry conditions are unlikely to improve during fiscal 2009.

        We are pursuing other opportunities to supplement our business, such as sales of modular homes to builder/developers and military projects. Modular sales in the Gulf Region have been slow to emerge and the longer sales cycle for these types of projects has significantly tempered our progress in this area. Development of our modular business, however, has met with some success in the area of military housing. Since opening the Trendsetter Division in late fiscal 2007, we have substantially completed three large contracts to provide military housing. On September 17, 2008, we announced that our Trendsetter division has been selected to build the living units for new U.S. Army housing at Fort Sam Houston in San Antonio, Texas, the world's largest military medical training facility. Although we have had some success in the military housing business, future success may be limited to the extent our liquidity concerns affect our ability to provide required bonding under such government contracts.

 This Exchange Offer

        We have summarized the terms of this Exchange Offer in this section. Before you decide whether to tender your Debentures in this Exchange Offer, you should read the detailed description of this Exchange Offer in the section entitled "This Exchange Offer."

Issuer	Fleetwood Enterprises, Inc., a Delaware corporation.
Shares Offered
The specific number of Shares to be issued in this Exchange Offer will be equal to the quotient of (i) the principal amount of the Debentures tendered, divided by (ii) 95% of the arithmetic average of the Volume Weighted Average Price of our Common Stock for the 20 consecutive trading days ending December 12, 2008, calculated in accordance with the Indenture.
Exchange Offer
In exchange for Debentures properly tendered and not withdrawn in this Exchange Offer, we are offering to issue a number of Shares, equal to the quotient of (i) the principal amount of the Debentures tendered, divided by (ii) 95% of the arithmetic average of the Volume Weighted Average Price of our Common Stock for the 20 consecutive trading days ending December 12, 2008, calculated in accordance with the Indenture. Holders will also receive cash for all interest accrued and unpaid up to, but excluding December 15, 2008, in the amount of $25 for each $1,000 original principal amount of Debentures properly tendered, not withdrawn and accepted in this Exchange Offer. You may tender your Debentures for exchange by following the procedures described in the section of this prospectus entitled "This Exchange Offer."
The Debentures may only be tendered in a minimum of $1,000 principal amount and integral multiples of $1,000.

The Company will not issue fractional Shares in exchange for the Debentures. Instead, the Company will pay cash in lieu thereof as part of the consideration issued for the repurchase of the Debentures in an amount based on the closing sale price of the Common Stock as of December 12, 2008 for all fractional shares.
Conditions to this Exchange Offer
This Exchange Offer is subject to certain conditions, some of which we may waive in our reasonable discretion. Most significantly, the use of our Common Stock to satisfy our repurchase obligations under the Indenture is subject to certain conditions set forth in the Indenture, including the effectiveness of the registration statement of which this prospectus forms a part. If any of these conditions are not satisfied or waived, we will not be obligated to accept and exchange any tendered Debentures. Prior to the Expiration Date, we reserve the right to terminate or withdraw this Exchange Offer if any of the conditions to this Exchange

Offer are not satisfied or waived by us in our reasonable discretion. We describe the conditions to this Exchange Offer in greater detail in the section titled "This Exchange Offer—Conditions to Completion of this Exchange Offer."
Expiration Date; Amendment
This Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on December 15, 2008, unless earlier terminated by us. In the case of an amendment to any of the terms or conditions of this Exchange Offer, we will issue a press release or other public announcement. We also have the right to waive any condition (to the extent waivable by us) in our reasonable discretion.
Procedures for Tendering Debentures
In order to exchange Debentures, you must tender the Debentures together with a properly completed Repurchase Notice, letter of transmittal and the other agreements and documents described therein. If you own Debentures held through a broker, dealer, commercial bank, trust company or other nominee, you will need to follow the instructions in this prospectus and the letter of transmittal on how to instruct them to tender the Debentures on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this prospectus. We will determine in our reasonable discretion whether any Debentures have been validly tendered. Debentures may be tendered by electronic transmission of acceptance through DTC's ATOP for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodian entities that are participants in DTC should tender Debentures through DTC's ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP, but a Repurchase Notice is required to tender, in any event. Please carefully follow the instructions contained in this prospectus on how to tender your Debentures. We describe the procedures for participating in this Exchange Offer in more detail in the section titled "This Exchange Offer—Procedures for Tendering Debentures."

Please do not send letters of transmittal to us. You should send letters of transmittal to the Paying Agent, at its office set forth on the back cover of this prospectus or in the letter of transmittal. The Information Agent can answer your questions regarding how to tender your Debentures. Holders that tender and do not withdraw their Debentures into the Alternative Exchange Offer cannot tender those same Debentures into this Exchange Offer.

Acceptance of Debentures and Delivery of the Common Stock	Upon satisfaction or waiver of all of the conditions to this Exchange Offer, all Debentures properly tendered to the Paying Agent by 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The Shares will be delivered promptly after the Expiration Date. See "This Exchange Offer—Acceptance of Debentures for Exchange; Delivery of Common Stock."
Guaranteed Delivery Procedures
If you wish to tender your Debentures and your Debentures are not immediately available or you cannot deliver your Debentures, the letter of transmittal or any other documents required by the letter of transmittal or to comply with the applicable procedures under DTC's ATOP prior to 5:00 p.m., New York City time, on the Expiration Date, you must tender your Debentures according to the guaranteed delivery procedures set forth in this prospectus under the section entitled "This Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights
You may withdraw tendered Debentures at any time prior to 5:00 p.m., New York City time, on the Expiration Date. You must send a written withdrawal notice to the Paying Agent, or comply with the appropriate procedures of DTC's ATOP. If you change your mind, you may re-tender your Debentures by again following the tender procedures on or before 5:00 p.m., New York City time, on the Expiration Date.
Certain United States Tax Consequences
The exchange of Debentures for Shares will likely constitute a tax-free recapitalization for United States federal income tax purposes. For a further discussion of certain United States federal income tax considerations relating to this Exchange Offer, see "Certain United States Federal Income Tax Consequences."
Accounting Treatment
Assuming all Holders tender without withdrawing all of their Debentures and we satisfy all conditions to completion of this Exchange Offer, we will recognize Common Stock and paid-in-capital for the shares of Common Stock issued in connection with this Exchange Offer. Also, we expect that we will incur expenses of approximately $250,000, based on estimated legal, trustee, printing and other expenses associated with this Exchange Offer.
Information Agent	MacKenzie Partners, Inc.
Paying Agent	The Bank of New York Mellon Trust Company, N.A.
Risk Factors	You should carefully consider the matters described in this prospectus under "Risk Factors," and the documents incorporated by reference into this prospectus.

Use of Proceeds	We will not receive any cash proceeds from this Exchange Offer. The Debentures that are validly tendered and exchanged pursuant to this Exchange Offer will be retired and canceled.
No Appraisal Rights	Holders of Debentures do not have dissenters' rights of appraisal in connection with this Exchange Offer.
Fees and Expenses	We will pay all fees and expenses associated with this Exchange Offer, other than any commissions or concessions of any broker or dealer.
Transferability	The Shares will be freely transferable.
Listing	We intend to apply to have the Shares listed on the NYSE.

 RISK FACTORS

        Before you participate in this Exchange Offer, you should carefully consider the risks described below. You should also consider the other information included or incorporated by reference in this prospectus before deciding whether to participate in this Exchange Offer.

Risks Relating to the Company

We have significant demands on our liquidity while current economic and credit conditions are severely affecting our operations, including the repurchase of the Debentures.

        We are experiencing demands on our available cash, including current and anticipated future losses from operations, as well as expected costs of rationalizing our operations and restructuring our indebtedness. These demands will be further exacerbated through the winter months as we experience seasonal slowing in our businesses. Current economic conditions are severely affecting our operations. These conditions have been marked by restrictions on available credit, increased commodity prices, especially for motor vehicle fuel, and weak consumer confidence. Demand for recreational vehicles in particular has contracted significantly over the past four months, affecting us and our competitors throughout that industry. As a result, dealers are reducing their inventories and competitive pressures are adversely affecting revenues and margins. We do not anticipate any meaningful improvement in these conditions for the foreseeable future.

        In addition, holders of the Debentures have the right to require us to repurchase their Debentures on December 15, 2008, at a price of 100% of the principal amount of the Debentures plus accrued and unpaid interest. We have elected to repurchase the outstanding principal amount of any Debentures put to us entirely with shares of our Common Stock, as described in this prospectus relating to this Exchange Offer. However, assuming that no Debentures are tendered and accepted in the Alternative Exchange Offer and all outstanding Debentures are tendered and not withdrawn in this Exchange Offer, if the arithmetic average of the Volume Weighted Average Price of our Common Stock for 20 consecutive trading days ending December 12, 2008 is less than approximately $0.52 per share (based on the number of shares of our Common Stock authorized, outstanding and reserved for issuance as of November 5, 2008, but not including any Shares reserved for issuance in the Alternative Exchange Offer), we would not have sufficient authorized shares to repurchase all outstanding Old Debentures with our Common Stock. In addition, our ability to use our Common Stock to satisfy such repurchase obligations is subject to certain conditions precedent as set forth in the Indenture. Furthermore, to the extent there is greater participation in this Exchange Offer and more Shares are issued, there will be greater equity dilution causing a likelihood of greater pressure on the trading price of our Common Stock.

        If we were unable to satisfy our repurchase obligations, we would be in default under the Indenture. Upon default, the Holders would have the right to accelerate the maturity of the Debentures and sue for the amount owed under the Debentures. A default under the Indenture would also constitute a default under our secured credit facility with Bank of America (as amended, the "Credit Facility") and under our other indebtedness which could lead to the lenders under the Credit Facility and holders of such other indebtedness pursuing their remedies, including the possible foreclosure on certain of our real property pledged as collateral. In that event, we may be required to take steps to obtain protection from our creditors in a bankruptcy proceeding.

        Furthermore, as a result of the subordination provisions of the Debentures, we would be prevented from making payments on the Debentures upon the occurrence of certain defaults under the Credit Facility and, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior debt, including the lenders under our Credit Facility, will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures. In addition, the Debentures are effectively subordinated to liabilities of our subsidiaries, including the indebtedness of our subsidiaries represented by borrowings and guarantees by them under the Credit Facility and, in the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims, including with respect to such borrowings and guarantees, from the assets of those subsidiaries before any assets are made available for distribution to us. The application by us of any such distribution that we might receive would in turn be subject to the subordination provisions of the Debentures discussed above.

We have had significant losses over the last eight fiscal years and might not be able to regain consistent profitability in the foreseeable future.

        We have reported a net loss in each fiscal year since 2001 and expect substantial negative operating cash flows in the future. Unless we are able to achieve consistent profitability and positive cash flows, we will have to reduce our expenditures on capital improvements, machinery and equipment, and research and development, which we expect would have a negative effect on our sales and margins.

Recent weakness in the recreational vehicle market and ongoing weakness in the manufactured housing market may continue to reduce the demand for our products.

        In the last two years, the recreational vehicle market has weakened in response to lower consumer confidence, volatile fuel prices, and higher interest rates. In recent months, record fuel prices and tighter retail credit have seriously exacerbated the intermediate term challenges for the market. The manufactured housing market has been in a prolonged slump that was initiated by undisciplined lending practices within the industry in the late 1990s, followed in recent years by tough competition from liberal financing of site-built homes. Additionally, the long-term effects from the fallout in the subprime mortgage sector, including depressed prices and an increased number of foreclosures of site-built homes, are likely to continue to reduce demand for our products. Ongoing weakness in both our principal industries would limit our growth opportunities and have a negative effect on future sales and profitability.

Global tensions and fuel shortages, higher fuel prices and rising interest rates are having a negative effect on consumer confidence and in turn are diminishing sales of our products, particularly recreational vehicles.

        Gasoline or diesel fuel is required for the operation of motor homes and vehicles used to tow travel trailers. Prices for these petroleum products have risen recently and, particularly in view of increased international tensions and increased global demand for oil, there can be no assurance that the supply of these products will continue uninterrupted, that rationing will not be imposed, or that the price of, or tax on, these products will not significantly increase in the future. Increases in fuel prices and speculation about potential fuel shortages, combined with rising interest rates, are having an unfavorable effect on consumer confidence and on the demand for recreational vehicles. Increases in the price of oil can also result in increases in the price of many of the components in our products.

Availability and cost of financing for our retailers or retail customers, particularly in our manufactured housing business, could continue to constrain our sales.

        Our dealers, as well as retail buyers of our products, generally secure financing from independent lenders, which, particularly in the case of manufactured housing, have been negatively affected by adverse loan experience. Several national retail and wholesale lenders have withdrawn from the manufactured housing finance business in recent years, and a key lender recently withdrew from retail lending on most recreational vehicles and other leisure products. GE recently notified manufactured housing dealers that effective December 6, 2008 it will be suspending any further approvals of floorplan financing for manufactured housing product until further notice, although GE indicated in the notice that it hoped this action would be temporary. In addition, Key Bank recently withdrew from the RV inventory finance business. Reduced availability of such financing and higher interest rates have had, and continue to have, an adverse effect on the manufactured housing and recreational vehicle industries and on our sales and margins. Availability of financing depends on the lending practices of financial institutions, financial and credit markets, government policies, and economic conditions, all of which are beyond our control. In the current environment, financing for the purchase of manufactured homes is often more difficult to obtain than conventional home mortgages, and interest rates for manufactured homes are generally higher and the terms of the loans shorter than for site built homes. In the RV business, access to home equity to help finance purchases has become more difficult for retail buyers, and a continuation of depressed real estate prices and stringent home equity lending will further reduce recreational vehicle sales in the future.

We may be unable to comply in the future with financial tests and covenants in our senior secured credit facility, which could result in a default under that facility, in which event our lenders could accelerate our debt or take other actions that could restrict our ability to operate.

        In January 2007, we announced the early renewal and extension of the Credit Facility. If business and economic conditions were to result in the deterioration of our liquidity and our operating results, we could be in breach of the covenants under the Credit Facility and the lenders could declare a default. The Credit Facility has been amended numerous times since we first entered into it in 2001 to reset financial requirements to prevent potential covenant breaches, most recently again on October 29, 2008.

        Under the Credit Facility, as amended, we are subject to a financial performance covenant that applies if our average monthly liquidity, defined as cash, cash equivalents, and unused borrowing capacity, falls below $45 million for any calendar month or if liquidity falls below $25 million on any one day. In the event that we do not meet this minimum test, our EBITDA minus fixed charges may not exceed certain loss thresholds which will vary over the remaining term of the Credit Facility. Additionally, we are subject to a minimum liquidity covenant that requires that liquidity not fall below $20 million for more than three consecutive business days. A breach of the covenants could result in the lenders accelerating the obligations under the Credit Facility, which could also lead to a default under the Indenture, our capital lease obligations and the indentures governing our other outstanding indebtedness. In the event of a breach of the Credit Facility, we cannot be certain that our lenders will agree to refrain from enforcing any remedies otherwise available to them or that they will grant us any further waivers or amendments to the covenants.

        Our Credit Facility ranks senior to the Debentures and the 6% convertible subordinated debentures and is effectively senior to certain other indebtedness to the extent of the priority and value of the liens securing our Credit Facility. Our Credit Facility is secured by substantially all of our assets, including certain real property securing our other indebtedness and some of our other real property. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the Credit Facility, together with accrued interest, to be immediately due and payable. If we were unable to repay or refinance all outstanding balances, the lenders could exercise their rights to our assets pledged as collateral. Any proceeds realized upon the sale of such assets securing our Credit Facility would be used first to satisfy all amounts outstanding under the Credit Facility and, thereafter, any of our other liabilities, including liabilities relating to the Debentures and the 6% convertible subordinated debentures and other such indebtedness.

        Lender actions in the event of default might:

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  result in our lenders' foreclosure of our assets pledged as collateral under the Credit Facility; and

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  cause us to seek protection from our creditors and to reorganize through bankruptcy proceedings or otherwise.

We may not be able to obtain financing in the future, and the terms of any future financings may have a negative effect on our ability to execute our business strategy, and could cause dilution to our shareholders.

        In addition to capital available under the Credit Facility, we anticipate that we will be required to seek additional capital in the future. As discussed below, the ratings on our debt securities recently have been lowered, which we believe will increase the cost to us of any additional financing that we might be able to obtain. We cannot assure you that we will be able to obtain future financings, if needed, on acceptable terms, if at all, and we expect that the terms of any equity financings that we might undertake would cause dilution to our existing shareholders.

        On August 19, 2008, Moody's Investors Service downgraded our corporate family credit and probability of default ratings to Caa3 from Caa1 and downgraded the rating of our convertible trust preferred securities to a rating of Ca from Caa3. Moody's also reaffirmed a negative outlook for us, citing our difficult operating environment resulting from the weak U.S. economy and the weak credit market for retail purchases of RVs and manufactured homes and that despite restructuring activities, including asset sales and the recent equity infusion, the considerable challenges we face to restore a business model that is able to generate positive earnings and cash flow.

        On May 22, 2008, Standard & Poor's reduced the rating on our convertible trust preferred securities to D from CC as a consequence of our decision to defer the May 15, 2008 distribution on such securities. Subsequently, on July 23, 2008, Standard & Poor's revised the rating on our convertible trust preferred securities to C from D, which remained unchanged in a September 10, 2008 report. On September 10, 2008, Standard & Poor's Ratings Services lowered our corporate credit rating to CCC- from CCC+. Concurrently, they also lowered their rating on the Debentures to C from CCC- and reaffirmed a negative outlook for us. Standard & Poor's indicated that its ratings actions stemmed from heightened liquidity concerns and also cited high gas prices and negative consumer sentiment as causes for suppressing the sale of RVs and the weak housing market as weighing on the sale of factory-built homes. In addition, Standard & Poor's stated that it would lower our rating if we are not successful in our attempt to negotiate an exchange for the Debentures and instead elect to redeem a large component of the Debentures with cash rather than Common Stock.

Our businesses are both cyclical and seasonal, which can lead to fluctuations in our operating results.

        The industries in which we operate are highly cyclical, as well as seasonal, and there can be substantial fluctuations in our manufacturing shipments, retail sales, and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within both the manufactured housing and recreational vehicle industries are subject to volatility in operating results due to external factors such as economic, demographic, and political changes.

        Factors affecting both industries include:

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  interest rates, tight credit standards, terms and the availability of financing;

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  general economic conditions (including consumer confidence, unemployment and inflation);

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  inventory levels of dealers and manufacturers;

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  interest rates and terms of financing for site-built homes;

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  availability and prices of commodities;

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  availability of manufactured home sites;

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  defaults by retail customers resulting in repossessions;

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  apartment vacancies and rents;

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  international tensions and hostilities;

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  overall consumer confidence and the level of discretionary consumer spending; and

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  fuel availability and prices.

        We cannot provide assurance that the factors that are currently adversely affecting our businesses will not continue to have an adverse effect in the future.

        Our businesses are also seasonal, which can lead to fluctuations in our operating results. We have experienced, and expect to continue to experience, significant variability in sales, production, and operating results as a result of seasonality in our businesses. Demand for manufactured housing and recreational vehicles generally declines during the winter season, while sales and profits in both industries are generally highest during the spring and summer months. In addition, unusually severe weather conditions in some markets may delay the timing of purchases and shipments from one quarter to another.

Increased costs, including costs of component parts and labor, could reduce our operating income.

        The availability and pricing of manufacturing components, including commodities and labor, as well as changes in labor practices, may significantly affect our results of operations. Changes in labor rates and practices, including changes resulting from union activity, could significantly affect our costs and thereby reduce our operating income. Any failure to offset increases in our manufacturing costs could have an adverse effect on our margins, operating income, and cash flows. Even if we were able to offset higher manufacturing costs by increasing the sales prices of our products, the realization of any such increases often lags behind the rise in manufacturing costs, especially in our manufactured housing operations, due in part to our commitment to give our retailers price protection with respect to previously placed customer orders.

Our repurchase agreements with floorplan lenders could result in increased costs.

        In accordance with customary practice in the manufactured housing and recreational vehicle industries, we enter into repurchase agreements with various financial institutions pursuant to which we agree, in the event of a default by an independent retailer in its obligation to these credit sources, to repurchase product at declining prices over the term of the agreements, typically 12, 18 or 24 months. The difference between the repurchase price, plus any refurbishment costs, and the price at which the repurchased product can then be resold, which is typically at a discount to the original sale price, represents a financial expense to us. A requirement to repurchase a large number of manufactured homes or recreational vehicles in the future could decrease our sales and increase our costs, which could have a negative effect on our earnings and working capital. The current tightened credit standards by lenders and more aggressive attempts to accelerate collection of outstanding accounts with dealers could result in an increase in defaults by dealers and consequently an increase in repurchase obligations on our part. We currently expect that our repurchase activity will be higher than has historically been the case. Additionally, it may be necessary to offer greater discounts in order to relocate such product to alternative dealers during current market conditions. During fiscal 2008, we repurchased 65 manufactured homes and 94 recreational vehicles at an aggregate gross purchase price of $4.8 million, incurring a loss after resale of approximately $730,000, compared to repurchases during fiscal 2007 of 57 manufactured homes and 39 recreational vehicles at an aggregate purchase price of $2.4 million, and a loss after resale of approximately $744,000. During the first quarter of fiscal 2009, we repurchased ten manufactured homes and one recreational vehicle at an aggregate gross purchase price of $396,000, incurring a loss after resale of approximately $129,000.

When we introduce new products or enter into new business segments, we may incur expenses or consume liquidity for reasons that we did not anticipate, such as recall expenses, resulting in reduced earnings.

        The introduction of new models is critical to our future success, particularly in our recreational vehicle business. In addition, we have recently increased our exposure to the modular housing and military housing markets. We have additional costs when we introduce new models or enter new business segments, such as initial labor or purchasing inefficiencies, but we may also incur unexpected expenses. For example, we may experience unexpected engineering or design flaws that will force a recall of a new recreational vehicle product or cause a modular product not to be accepted by the customer. In addition, in new business segments, our lack of experience or expertise may cause us to price our products inappropriately given the risk or cost of the venture. The costs resulting from these types of problems could be substantial and have a significant adverse effect on our earnings.

Excess retail inventories of our products, especially in the recreational vehicle industry, and housing repossessions and foreclosures may have a negative effect on our sales and margins.

        The level of manufactured housing and recreational vehicle retail inventories and the existence of repossessed homes in the market can have an adverse effect on manufacturing shipments and operating results. Current conditions have been marked by significant restrictions on available credit, rising commodity prices, especially for motor vehicle fuel, and weak consumer confidence. Demand for recreational vehicles in particular has contracted significantly over the past four months, affecting us and our competitors throughout that industry. As a result, dealers are reducing their inventories, which lowers demand for reorders of inventory from us. In turn, we have slowed down production to lower our own inventories and more closely match production to demand, which is adversely affecting our revenues and margins. The continued limited availability of retail financing for manufactured housing and competition from the resale of a large number of repossessed conventional homes due to the recent difficulties in the subprime mortgage market is likely to negatively affect the market for manufactured homes and our operating results.

If the frequency and size of product liability, wrongful death, and other claims against us should increase, our business, results of operations, and financial condition may be harmed.

        We are frequently subject, in the ordinary course of business, to litigation involving products liability and other claims, including wrongful death, against us related to personal injury and warranties. We partially self-insure our products liability claims and purchase excess products liability insurance in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause our insurance premiums to rise significantly and may increase the amounts we pay in punitive damages. We are also presently party to two actions in litigation that the plaintiffs have had certified as class actions, and are party to several other actions where plaintiffs are seeking to certify a class. If any of these actions are decided in a manner adverse to us, the resulting liability could be significant. These factors may have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that is significantly higher than similar claims made against our competitors, our reputation and business will likely be harmed.

The recreational vehicle and manufactured housing industries are highly competitive and some of our competitors have stronger balance sheets and cash flows, as well as greater access to capital, than we do. The relative strength of our competitors could result in lower sales volume for us, which could have an adverse effct on our results of operations and financial condition.

        The recreational vehicle market is highly competitive and has experienced some industry consolidation in recent years. Sales from the five largest manufacturers represented approximately 64% of the retail market in calendar 2007, including our sales, which represented 7.6% of the market. Competitive pressures, especially in the entry-level segment of the market for travel trailers, have resulted in a reduction of margins. Sustained increases in competitive pressures are having an adverse effect on our results of operations. For instance, aggressive discounting by our competitors had an adverse effect on our sales, margins and market share. There can be no assurance that existing or new competitors will not develop products that are superior to our recreational vehicles or that achieve better consumer acceptance, thereby adversely affecting our sales and margins.

        The manufactured housing industry is also highly competitive. As of December 31, 2007, there were approximately 65 manufacturers of homes and fewer than 5,000 active retailers. Based on retail sales, the ten largest manufacturers accounted for approximately 77% of the retail manufactured housing market in calendar 2007, including our sales, which represented 13.8% of the market. Competition with other housing manufacturers is based primarily on price, product features, reputation for service and quality, retail inventory, merchandising, and the terms and availability of wholesale and retail customer financing. Manufacturing capacity currently exceeds retail demand, and continued overcapacity of manufactured housing could lead to greater competition and result in decreased margins, which could have an adverse effect on our results of operations.

        In addition, manufactured homes compete with new and existing site-built homes, apartments, townhouses, and condominiums. With ample availability of construction financing in recent years and the relative ease of securing mortgage financing as a result of low lending standards, interest in such housing increased, reducing the demand for manufactured homes.

        Manufactured homes also compete with resales of homes that have been repossessed by financial institutions as a result of credit defaults by dealers or customers. Foreclosure rates for conventional homes and manufactured housing are increasing in light of recent difficulties in the subprime mortgage market.

        The manufactured housing industry, as well as the site-built housing development industry, has experienced consolidation in recent years, which could result in the emergence of competitors, including developers of site-built homes that are larger than we are and have greater financial resources than we have. For example, the large conglomerate Berkshire Hathaway has acquired two of our major housing competitors, Clayton Homes and Oakwood Homes, and one of our recreational vehicle competitors, Forest River. These combinations could ultimately strengthen competition in both industries and adversely affect our business.

Changes in consumer preferences for our products or our failure to gauge those preferences could lead to reduced sales and additional costs.

        Consumer preferences for our products in general, and recreational vehicles in particular, are likely to change over time. We believe that the introduction of new features, designs and models will be critical to the future success of our recreational vehicle operations. Delays in the introduction of new models or product features, or a lack of market acceptance of new features, designs, or models, could have a material adverse effect on our business. We may also experience production difficulties, such as inefficiencies in purchasing and increased labor costs, as we introduce new models. We cannot be certain that our new products will not infringe on revenues from existing models and adversely affect our results of operations. There can be no assurance that we will introduce any of these new models or products to the market on time or that they will be successful when introduced.

We have offered and expect to continue to offer financial incentives from time to time that can negatively affect our operating results.

        We may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or obsolete models. These incentives are accounted for as a reduction of net sales and reduce our operating results.

The market for our manufactured homes is heavily concentrated in the southern and western parts of the United States, especially in Florida and California, and a continued decline in demand in those areas could have a material negative effect on sales.

        The market for our manufactured homes is geographically concentrated, with the top 15 states in volume accounting for 75% of our retail sales in calendar 2007. California and the southern, southwest and south central United States account for a significant portion of our manufactured housing sales, with the Texas, Florida and California markets alone accounting for 40% of sales. A downturn in economic conditions in these regions that is worse than that of other regions could have a disproportionately material adverse effect on our results of operations. We have experienced a steep decline in the demand for manufactured homes in recent years in Florida, California, and Arizona. There can be no assurance that the demand for manufactured homes will not continue to decline in those regions or other areas in which we experience significant product sales, resulting in an adverse effect on our results of operations.

We depend on a small group of suppliers for some of our components, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would lower our sales and margins.

        Most of the materials purchased for our core products are commodity type items and are readily available from multiple sources. Several of our recreational vehicle components, however, are specialty tooled proprietary parts that are single sourced from national suppliers. Although we own the tooling for those parts and could relocate the production, that relocation could lead to higher prices for the parts and delays in production. Motor home chassis are only available from a limited number of suppliers and often need to be ordered well in advance of delivery. Spartan and Freightliner supply diesel-powered chassis, Workhorse Custom Chassis and Ford Motor Company are the dominant suppliers for the Class A and Class C gas chassis, and Chrysler supplies Class C diesel chassis. Shortages, production delays, or work stoppages by any of these suppliers could have a material adverse effect on our sales. If we could not obtain an adequate chassis supply, our sales and margins would suffer.

Zoning regulations affect the number of sites available for our manufactured homes, which in turn can affect our sales.

        Any limitation on the growth of the number of sites available for manufactured homes, or on the operation of manufactured housing communities, could adversely affect our sales. In addition, new product opportunities that we may wish to pursue for our manufactured housing business could cause us to encounter new zoning regulations and affect the potential market for these new products. Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, and we believe that this resistance has adversely affected the growth of the industry.

Amendments of the regulations governing our businesses could have a material effect on our operations.

        Both our recreational vehicle and manufactured housing businesses are subject to extensive federal and state regulations, including construction and safety standards for manufactured homes and safety and consumer protection laws relating to recreational vehicles. Amendments to any of these regulations and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating, or selling our products and could have an adverse effect on our results of operations. Recently, for example, there have been suggestions in Congressional hearings that the Congress and regulators may seek to impose more stringent laws and regulations regarding the use of products containing formaldehyde, a substance found in numerous building materials, furniture, carpets and curtains, etc.

        Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations. In addition, a major product recall could have a material adverse effect on our results of operations.

        Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles that are used as the equivalent of second homes. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will apply to us and to our products in the future. Amendments to these and other tax laws and regulations and the implementation of new regulations, including, for instance, changes that affect our ability to utilize our net operating losses, could have an adverse effect on our results of operations.

        Our operations are subject to a variety of federal and state environmental regulations relating to noise pollution and the use, generation, storage, treatment, emission, and disposal of hazardous materials and wastes. Although we believe that we are currently in material compliance with applicable environmental regulations, our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup, or capital expenditures.

The utilization of our substantial net operating loss carryforward will likely be subject to limitations as a result of this Exchange Offer which could reduce profits by increasing tax expense.

        At April 27, 2008, Fleetwood had a domestic federal net operating loss carryforward of approximately $375 million. Companies are subject to a change of ownership test under §382 of the Internal Revenue Code that, if met, could limit the annual utilization of the carryforward. We believe such test will be met as a result of this Exchange Offer.

        Generally, under that section, the yearly limitation on Fleetwood to utilize such deductions would be equal to the product of the applicable long term tax exempt rate and the value of Fleetwood's stock immediately before the ownership change. The ability of Fleetwood to utilize depreciation deductions during the five-year period following the ownership change would also be limited under §382, together with NOLs, to the extent that such deductions reflect a net loss that was "built-in" to Fleetwood's assets immediately prior to the ownership change.

        The determination of whether a corporation has undergone an "ownership change" for purposes of §382 is highly complex, but, in general, increases in ownership by those individuals or institutions owning 5% or more (by value) of the corporation's stock (whether by sales or purchases by such 5% holders or by share repurchases or issuances by the corporation) that aggregate to over 50% during any three year period result in an ownership change and, therefore, potentially severely restrict the corporation's ability to utilize its tax loss carryforwards.

        The change of ownership test can be triggered over time by the cumulative effect of certain significant shareholders buying and selling Fleetwood stock, and to that extent is outside our control. The test can also be triggered by issuances of our Common Stock. Thus, the issuance of our shares under this Exchange Offer could trigger a change in ownership. We estimate that an ownership change would occur, and thus utilization of our net operating loss carryforwards could be limited as discussed above, if we issue more than approximately 20.5 million shares of Common Stock before December 31, 2008, which we expect to happen as a result of this Exchange Offer. This amount is only an estimate and might be higher or lower given such estimate is based upon the application of highly complex tax rules and is subject to events outside our control such as the public trading of our Common Stock.

        If a change in ownership is triggered, our ability to apply the net operating loss carryforward to future income could be limited, and we could therefore suffer higher-than-anticipated tax expense, and consequently lower net income, in those future years.

Our inability to comply with the restrictions imposed by the terms of our outstanding indebtedness could lead to the acceleration of all of our outstanding indebtedness. In that event, we may not have sufficient cash to fund our obligations under our outstanding indebtedness.

        The indentures relating to the Debentures, our 6% convertible subordinated debentures and our other indebtedness, restrict, among other things, our ability to:

  •
  pay dividends on stock or make certain other restricted payments; and

  •
  sell substantially all of our assets or merge with other companies.

        If we fail to comply with these covenants, we would be in default under of the indentures referenced above, and the principal and accrued interest on the Debentures, our 6% convertible subordinated debentures and our other indebtedness could become due and payable.

        The Credit Facility contains many restrictive covenants similar to the covenants of our outstanding indentures. The covenants in the Credit Facility in other cases are more restrictive than those contained in the indentures. The Credit Facility also requires us to comply with an adjusted cash gain/loss covenant and a minimum liquidity covenant. If we breach any of the covenants, the lenders under the Credit Facility could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If all amounts outstanding under the Credit Facility are declared immediately due and payable, we may not be able to repay in full such indebtedness or any other indebtedness.

        The Credit Facility incorporates the events of default from our other indebtedness. In addition, if we default under the indentures or the instruments governing our other indebtedness, that default could lead to a cross-default under the Credit Facility or the instruments governing our other indebtedness.

Risks Relating to this Exchange Offer

If we cannot use Common Stock to satisfy our obligation to repurchase the Debentures, we would not have sufficient liquidity to repurchase the Debentures and to maintain sufficient working capital. This would result in a default under the Indenture and we may be forced to take steps to obtain protection from our creditors in a bankruptcy proceeding. In that case, other creditors would rank senior to you and have a priority claim on our assets.

        Although we are electing to repurchase the outstanding principal amount of any Debentures put to us entirely with shares of Common Stock, there are various conditions precedent to our ability to use Common Stock to satisfy our repurchase obligations as set forth in the Indenture. For example, our ability to use Common Stock is conditioned upon, among other things, (a) the effectiveness of the registration statement of which this prospectus forms a part, (b) having sufficient authorized shares to repurchase the Debentures with Common Stock and (c) the listing of the Shares on the principal national securities exchange on which the Common Stock is listed.

        Previously, on October 30, 2008, we commenced the Alternative Exchange Offer, as more fully described in the prospectus and related documents forming parts of our registration statement on Form S-4 filed with the SEC on October 30, 2008. Assuming no Debentures are tendered and accepted in the Alternative Exchange Offer and all outstanding Debentures are tendered and not withdrawn in this Exchange Offer, if the arithmetic average of the Volume Weighted Average Price of our Common Stock during the 20 consecutive trading days ending December 12, 2008 is less than approximately $0.52 per share (based on the number of shares of our Common Stock authorized, outstanding and reserved for issuance as of November 5, 2008, but not including Shares reserved for issuance in the Alternative Exchange Offer) then we would not have sufficient authorized shares to repurchase the Debentures with Common Stock in this Exchange Offer. In the event that we are unable to satisfy the conditions precedent to using Common Stock to satisfy such repurchase obligations, as set forth in the Indenture, we would be required to satisfy such obligations entirely in cash. We do not currently anticipate having sufficient liquidity to repurchase the Debentures in cash. Furthermore, to the extent that there is greater participation in this Exchange Offer and more Shares are issued, there will be greater equity dilution causing a likelihood of greater pressure on the trading price of our Common Stock.

        If we were unable to satisfy our repurchase obligations, we would be in default under the Indenture. A default under the Indenture would also constitute a default under the Credit Facility and under our other indebtedness, which could lead to the lenders under the Credit Facility and holders of such other indebtedness pursuing their remedies. In that event, we could be required to seek protection from our creditors in a bankruptcy proceeding.

        Debenture holders who are evaluating whether to tender in the Alternative Exchange Offer or this Exchange Offer should consider the securities that they will hold afterward. In the Alternative Exchange Offer we are offering Debenture holders our new senior secured notes and Common Stock, whereas in this Exchange Offer, we are offering Common Stock alone. In any bankruptcy case, while a court could decide otherwise, the senior secured notes being offered in the Alternative Exchange Offer would probably receive priority treatment to both the existing Debentures and our Common Stock.

        Furthermore, as a result of the subordination provisions of the Debentures, we would be prevented from making payments on the Debentures upon the occurrence of certain defaults under the Credit Facility (including a default under the Credit Facility resulting from a default under the Indenture) and, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property. The holders of our senior debt, including the lenders under our Credit Facility and any other senior indebtedness, will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures. In addition, the Debentures are effectively subordinated to liabilities of our subsidiaries, including the indebtedness of our subsidiaries represented by borrowings and guarantees by them under the Credit Facility and with respect to other indebtedness and, in the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims, including with respect to such borrowings and guarantees, from the assets of those subsidiaries before any assets are made available for distribution to us. The application by us of any such distribution that we might receive would in turn be subject to the subordination provisions of the Debentures discussed above.

We currently do not meet the New York Stock Exchange's continued listing requirements, and the NYSE may delist our Common Stock, which would have an adverse impact on the liquidity and market price of our Common Stock.

        Our Common Stock is currently listed on the NYSE. In the future, we may not be able to meet the continued listing requirements of the NYSE, which require, among other things; (i) that the average closing price of our Common Stock be above $1.00 over 30 consecutive trading days; (ii) that the average market capitalization over 30 consecutive trading days be at least $75 million or stockholders' equity be at least $75 million; and (iii) that the average market capitalization be at least $25 million over 30 consecutive trading days. Recently, the closing price of our Common Stock on the NYSE has been below $1.00. The closing price of our common stock on November 5, 2008 was $0.37 per share, our market capitalization was approximately $28 million, and our stockholders' equity was $96.1 million at July 27, 2008. On October 28, 2008, we received formal notification from NYSE Regulation, Inc. that we were not in compliance with Rule 802.01C of the NYSE's Listed Company Manual, which requires that our common stock trade at a minimum average closing price of $1.00 over a consecutive 30-trading-day period for continued listing on the NYSE. This notification was subsequent to the trading of our common stock being moved to the NYSE's Arca market under a non-regulatory trading halt condition called a sub-penny halt. Our common stock will continue trading on the NYSE Arca market until it trades above $1.10 per share for an entire trading day. Under the NYSE continued listing standards, we must return to compliance with the $1.00 average share price standard within six months of our receipt of the noncompliance notice or our common stock, including the Shares, would be subject to delisting. During this six-month period, and subject to compliance with the NYSE's other continued listing standards, we expect that our common stock will continue to be listed on the NYSE. However, if the Company's share price continues to trade at "abnormally low levels" the NYSE has reserved the right to reevaluate the continued listing determinations with respect to the Company, which could result in an immediate delisting of the Company's Common Stock.

        A delisting of our Common Stock could negatively affect holders of Shares and us by, among other things, preventing us from issuing Common Stock in exchange for the Debentures in this Exchange Offer and as a result being unable to satisfy our repurchase obligations with respect to the Debentures, reducing the liquidity and market price of our Common Stock; reducing the number of investors willing to hold or acquire our Common Stock, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for the Company; and limiting our ability to issue additional securities or obtain additional financing in the future.

If you do not exchange your Debentures in this Exchange Offer or the Alternative Exchange Offer, the Debentures you retain may become less liquid as a result of this Exchange Offer and/or the Alternative Exchange Offer.

        If a significant number of Debentures are exchanged in this Exchange Offer and/or the Alternative Exchange Offer, the liquidity of the trading market for the remaining Debentures, if any, after the completion of this Exchange Offer and/or the Alternative Exchange Offer may be substantially reduced. Any Debentures exchanged in this Exchange Offer and/or the Alternative Exchange Offer will reduce the aggregate principal amount of Debentures outstanding. As a result, the remaining Debentures may trade at a discount to the price at which they would trade if this Exchange Offer and/or the Alternative Exchange Offer were not consummated, subject to prevailing interest rates, the trading market for similar securities and other factors. We cannot assure you that an active trading market for the remaining Debentures will exist or be maintained and we cannot assure you as to the prices at which the remaining Debentures may be traded.

Neither we nor our officers, directors or advisors have made a recommendation with regard to whether you should tender your Debentures in this Exchange Offer, and we have not obtained a third-party determination that this Exchange Offer is fair to holders of the Debentures.

        Neither we nor our officers or directors are making any recommendation as to whether you should tender Debentures in this Exchange Offer. Similarly, neither the Paying Agent nor the Information Agent is making any such recommendation. Further, we have not authorized anyone to make any such recommendation. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Debentures for purposes of negotiating the terms of this Exchange Offer or preparing a report concerning the fairness of this Exchange Offer. We cannot assure holders of the Debentures that the value of the Shares received in this Exchange Offer will in the future equal or exceed the value of the Debentures tendered.

Risks Relating to the Common Stock

The issuance of the Shares upon consummation of this Exchange Offer will dilute the ownership interest of existing stockholders and may not have fully been reflected in the market price of our Common Stock.

        As of November 5, 2008, we had 76,319,526 shares of our Common Stock issued and outstanding. Assuming that we satisfy the conditions to the completion of this Exchange Offer, that all outstanding

Debentures are tendered and accepted in this Exchange Offer (and none in the Alternative Exchange Offer) and the arithmetic average of the Volume Weighted Average Price of our Common Stock for the 20 consecutive trading days is approximately $0.52 per Share, we would issue approximately 201.5 million Shares upon consummation of this Exchange Offer (based on the number of shares of our Common Stock authorized, outstanding and reserved for issuance as of November 5, 2008, but not including any Shares reserved for issuance in this Exchange Offer or the Alternative Exchange Offer). The average daily trading volume of our Common Stock on The New York Stock Exchange during the three months ending November 4, 2008 was approximately 824,855 shares. Given these trading volumes, any sales in the public market of the Shares issuable in this Exchange Offer is likely to adversely affect the prevailing market price of our Common Stock.

There are risks associated with the Shares.

        The value of Shares may be adversely affected by a number of factors including many of the risks described in this prospectus. If, for example, our stockholders decide to sell a substantial number of their shares of Common Stock, the value of the Shares could decline further.

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire our company and could depress the price of our Common Stock.

        Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of the Company or our management. These provisions could also discourage a proxy contest and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the Shares. These provisions include:

  •
  authorizing the board of directors to issue preferred stock;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting the persons who may call special meetings of stockholders;

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  prohibiting stockholder action by written consent; and

  •
  establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by stockholders at stockholder meetings.

        We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. See "Description of Capital Stock."

Our stock price is particularly volatile and has experienced extreme fluctuations.

        The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of companies in the recreational vehicle and manufactured housing industries have been volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. Recently, for example, the price of our Common Stock has declined from $1.70 on September 5, 2008 to $0.37 on November 5, 2008. These broad market fluctuations could adversely affect the price of the Shares.

Recent actions taken by the SEC in connection with the implementation of rules relating to "naked" short selling may not effectively prevent security holders from engaging in short sales, which could further contribute to downward pressure on the trading price of our Common Stock.

        The SEC recently adopted various rules and rule amendments to address potentially manipulative short selling activities, including adopting new anti-fraud rule, Rule 10b-21 under the Securities Exchange Act of 1934 to address naked short selling, amending Rule 203 of Regulation SHO to eliminate an exception for certain options market makers, and adopting new Rule 204T of Regulation SHO, which generally mandates that sales transactions for common stock be closed out on the fourth day following the trade's date. In particular, Rule 10b-21 implements new short selling rules to strengthen investor protections against "naked" short selling, where the seller does not actually borrow the stock and fails to deliver it in time for settlement. Rule 10b-21 applies to the equity securities of all public companies and became effective on October 17, 2008. Among other things, the new rule imposes penalties on short sellers, including broker-dealers, acting for their own accounts, who deceive specified persons about their intention or ability to deliver securities in time for settlement and that fail to deliver shares by the close of business on the settlement date. As a result, a holder of the Shares may have limited ability to hedge their investment. However, the full effects of the recent SEC actions, if any, are not clear, including whether such actions will deter short selling, reduce any downward movement in the price of our Common Stock, or lessen the ability of holders of the Shares to hedge their investment.

We are not currently paying dividends on our Common Stock, and we are deferring payment of distributions on our convertible trust preferred securities.

        In 2001, we discontinued the payment of dividends on our Common Stock and temporarily deferred distributions on our 6% convertible trust preferred securities before repaying them in full in February 2006. In April 2008, we again elected to defer payment of the distributions on the convertible trust preferred securities, the terms of which provide for the option to defer distributions for a period of up to 20 consecutive quarters. During the period in which we are deferring distributions on the 6% convertible trust preferred securities, we cannot declare or pay any dividends on our Common Stock. Even after we resume making distributions on the 6% convertible trust preferred securities, our board of directors does not currently contemplate paying dividends on our Common Stock and may not for the foreseeable future.

Change of control provisions in agreements may be triggered upon the completion of this Exchange Offer.

        We may be a party to agreements that contain change of control provisions that may be triggered following the issuance of the Shares in this Exchange Offer. These change of control provisions, if triggered and not waived by any beneficiaries of those provisions, could result in termination of an agreement or in unanticipated expenses following this Exchange Offer and could adversely affect our results of operations and financial condition.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected consolidated financial and other data for each of the fiscal years ended in April of 2008, 2007, 2006, 2005 and 2004 and for the three months ended July 27, 2008 and July 29, 2007. The selected consolidated financial and other data below is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained in the annual, quarterly and current reports filed by us with the SEC. See "Where You Can Find More Information." The historical financial information presented may not be indicative of our future performance.

	Three Months Ended		Fiscal Years Ended April(1)
	July 27, 2008	July 29, 2007	2008	2007	2006	2005	2004
	(Amounts in thousands, except per share data)
Net sales	$289,912	$488,322	$1,659,980	$1,919,347	$2,348,382	$2,289,531	$2,256,417

Operating Income (loss)	$(23,233)	$5,693	$17,833	$(57,779)	$35,720	$(17,564)	$79,721

Income (loss) from continuing operations before income taxes	$(27,364)	$1,494	$(718)	$(58,904)	$11,495	$(45,252)	$36,659

Benefit (provision) for income taxes	(406)	(3,805)	3,637	(19,109)	(11,345)	(1,351)	(18,449)

Income (loss) from continuing operations	(27,770)	(2,311)	2,919	(78,013)	150	(46.603)	18,210

Loss from discontinued operations, net	(1,308)	(35)	(3,932)	(11,948)	(28,587)	(114,856)	(40,471)

Net loss	$(29,078)	$(2,346)	$(1,013)	$(89,961)	$(28,437)	$(161,459)	$(22,261)

Earnings (loss) per common share—diluted:
Income (loss) from continuing operations	$(.41)	$(.04)	$.05	$(1.22)	$—	$(.84)	$.46

Loss from discontinued operations	(.01)	—	(.07)	(.19)	(.47)	(2.08)	(1.03)

Net loss per common share	$(.42)	$(.04)	$(.02)	$(1.41)	$(.47)	$(2.92)	$(.57)

Weighted average common shares—diluted	68,476	64,160	64,511	63,964	60,182	55,332	39,342

Balance sheet data at end of period:
Cash, restricted cash and marketable investments	$85,657	$51,001	$100,139	$76,288	$145,908	$45,475	$123,821
Property, plant and equipment, net	143,945	180,547	146,573	185,454	210,100	223,879	220,886
Total assets	590,140	687,131	625,571	703,171	862,035	1,010,247	1,075,709
Short-term debt	104,482	4,884	9,568	7,314	7,476	56,661	5,738
Long-term debt	171,448	280,273	176,287	277,650	333,341	319,088	374,950
Total liabilities	494,057	602,042	539,303	617,164	691,090	884,791	829,427
Shareholders' equity	96,083	85,089	86,268	86,007	170,945	125,456	246,282
Other Data:
Gross profit margin	12.7%	14.8%	15.1%	13.8%	17.5%	16.9%	17.7%
Operating income (loss) margin	(8.0)%	1.1%	1.1%	(3.0)%	1.5%	(0.8)%	3.5%
Depreciation and amortization	$4,325	$5,241	$19,538	$25,074	$23,387	$22,203	$23,087
Capital expenditures	2,122	2,083	6,019	7,752	15,303	32,528	25,432
Cash flow provided by (used in) operations	(41,463)	(30,235)	(31,049)	(31,345)	39,635	(77,871)	(2,343)
Cash flow provided by (used in) investing activities	15,677	4,259	35,653	3,561	(16,508)	(23,202)	(20,592)
Cash flow provided by (used in) financing activities	28,546	986	1,764	(35,175)	37,027	40,910	119,733
Cash flow provided by (used in) discontinued operations	(324)	26,535	(494)	(8,523)	33,187	(20,551)	(46,936)

(1)
We use a fiscal year ending on the last Sunday of April in each year.

 USE OF PROCEEDS

        We will not receive any cash proceeds from this Exchange Offer. We will pay all fees and expenses related to this Exchange Offer, other than any commissions or concessions of any broker or dealer.

 PRICE RANGE OF COMMON STOCK

        The following table lists the high and low sales prices for our Common Stock during the past three fiscal years as reported on the New York Stock Exchange Composite Tape, along with information on dividends declared per share during the same periods. Our Common Stock is listed on the New York Stock Exchange (Ticker Symbol: FLE).

	Price
			Dividends Declared
	High	Low
Fiscal Year Ended April 30, 2006
First Quarter	$11.54	$9.37	$0.00
Second Quarter	13.69	8.78	0.00
Third Quarter	12.60	10.22	0.00
Fourth Quarter	12.34	9.37	0.00
Fiscal Year Ended April 29, 2007
First Quarter	$10.24	$6.42	$0.00
Second Quarter	8.28	6.33	0.00
Third Quarter	9.44	6.59	0.00
Fourth Quarter	9.74	7.11	0.00
Fiscal Year Ended April 27, 2008
First Quarter	$11.41	$8.15	$0.00
Second Quarter	11.14	7.82	0.00
Third Quarter	9.56	4.45	0.00
Fourth Quarter	5.25	3.37	0.00
Fiscal Year Ending April 26, 2009
First Quarter	$4.40	$1.82	$0.00
Second Quarter	$3.27	$0.32	$0.00

        On November 5, 2008, the closing sales price for our Common Stock as reported by the New York Stock Exchange was $0.37 per share.

        We had approximately 900 common stockholders of record as of November 5, 2008.

        At July 27, 2008, the book value per share for our Common Stock was $1.26.

DIVIDEND POLICY

        Our board of directors has no current plans to resume the payment of dividends on our Common Stock. Additionally, we cannot declare or pay any dividends on our Common Stock if we are deferring distributions on the 6% convertible trust preferred securities. In April 2008, we elected to defer payment of the distributions on the convertible trust preferred securities, the terms of which provide for the option to defer distributions for up to 20 consecutive quarters.

 ACCOUNTING TREATMENT

        Assuming all Holders tender without withdrawing all of their Debentures and we satisfy all conditions to the completion of this Exchange Offer, we will recognize Common Stock and paid-in-capital for the shares of Common Stock issued in connection with this Exchange Offer. Also, we expect that we will incur expenses of approximately $250,000 based on estimated legal, trustee, printing and other expenses associated with this Exchange Offer.

 CAPITALIZATION

        The following table sets forth our capitalization (i) as of July 27, 2008 on a preliminary, unaudited basis and (ii) on an as adjusted basis, giving effect to the consummation of this Exchange Offer assuming (a) that all outstanding Debentures are tendered and accepted in this Exchange Offer and none in the Alternative Exchange Offer, (b) that we issue the maximum number of shares of our Common Stock that are authorized, unissued and unreserved as of November 5, 2008 and (c) that any shares reserved for issuance in the Alternative Exchange Offer are considered unreserved. This table should be read together with "Selected Consolidated Financial and Other Data," and our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	As of July 27, 2008	As Adjusted
	(In thousands)
Cash(1)	$60,698	$46,827
Marketable investments available-for-sale	24,959	24,959

Total cash and cash equivalents	$85,657	$71,786

Short-term indebtedness:
5% Convertible Senior Subordinated Debentures due 2023	$100,000	$—
Other short-term borrowings(1)	4,482	1,339
Accrued interest	5,810	5,810

Total short-term indebtedness	$110,292	$7,149

Long-term indebtedness
6% Convertible Subordinated Debentures due 2028	160,142	$160,142
Other long-term borrowings(1)	11,306	828

Total long-term indebtedness	$171,448	$160,970

Shareholders' equity:
Preferred stock, par value $1 per share, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, authorized 300,000,000 shares, outstanding 76,257,522(2) at July 27, 2008 and 277,716,358, as adjusted	$763	$2,778
Other shareholders' equity	95,320	193,055

Total shareholders' equity	96,083	195,833

Total capitalization	$377,823	$363,952

(1)
The change in cash reflects transaction expenses of $250,000 and a paydown of the term loan under the Credit Facility of $13.6 million with a corresponding reduction to other short and long-term borrowings.

(2)
Outstanding shares exclude the shares reserved for issuance upon conversion of the 6% convertible trust securities or the Debentures and shares exercisable under our stock option plan.

 THIS EXCHANGE OFFER

Purpose of this Exchange Offer

        We are conducting this Exchange Offer to satisfy our obligations to repurchase Debentures that may be put to us on December 15, 2008. Although we are electing to repurchase the outstanding principal amount of any Debentures put to us entirely with Shares of Common Stock, there are various conditions precedent to our ability to use Common Stock to satisfy our repurchase obligations as set forth in the Indenture. For example, our ability to use Common Stock is conditioned upon, among other things, (a) the effectiveness of the registration statement of which this prospectus forms a part, (b) having sufficient authorized shares to repurchase the Debentures with Common Stock and (c) the listing of the Shares on the principal national securities exchange on which the Common Stock is listed.

        Previously, on October 30, 2008, we commenced the Alternative Exchange Offer, as more fully described in the prospectus and related documents forming parts of our registration statement on Form S-4 filed with the SEC on October 30, 2008. Assuming no Debentures are tendered and accepted in the Alternative Exchange Offer and all outstanding Debentures are tendered and not withdrawn in this Exchange Offer, if the arithmetic average of the Volume Weighted Average Price of our Common Stock during the 20 consecutive trading days ending December 12, 2008 is less than approximately $0.52 per share (based on the number of shares of our Common Stock authorized, outstanding and reserved for issuance as of November 5, 2008, but not including Shares reserved for issuance in the Alternative Exchange Offer) then we would not have sufficient authorized shares to repurchase the Debentures with Common Stock in this Exchange Offer. In the event that we are unable to satisfy the conditions precedent to using Common Stock to satisfy such repurchase obligations, as set forth in the Indenture, we would be required to satisfy such obligations entirely in cash. We do not currently anticipate having sufficient liquidity to repurchase the Debentures in cash. Furthermore, to the extent that there is greater participation in this Exchange Offer and more Shares are issued, there will be greater equity dilution causing a likelihood of greater pressure on the trading price of our Common Stock.

        If we we were unable to satisfy our repurchase obligations, we would be in default under the Indenture. A default under the Indenture would also constitute a default under the Credit Facility and under our other indebtedness, which could lead to the lenders under the Credit Facility and holders of such other indebtedness pursuing their remedies. In that event, we may be required to seek protection from our creditors in a bankruptcy proceeding.

        Debenture holders who are evaluating whether to tender in the Alternative Exchange Offer or this Exchange Offer should consider the securities that they will hold afterward. In the Alternative Exchange Offer we are offering Debenture holders our new senior secured notes and Common Stock, whereas in this Exchange Offer we are offering Common Stock alone. In any bankruptcy case, while a court could decide otherwise, the senior secured notes being offered in the Alternative Exchange Offer would probably receive priority treatment to both the existing Debentures and our Common Stock.

        Furthermore, as a result of the subordination provisions of the Debentures, we would be prevented from making payments on the Debentures upon the occurrence of certain defaults under the Credit Facility (including a default under the Credit Facility resulting from a default under the Indenture) and, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property. The holders of our senior debt, including the lenders under our Credit Facility and any other senior indebtedness, will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures. In addition, the Debentures are effectively subordinated to liabilities of our subsidiaries, including the indebtedness of our subsidiaries represented by borrowings and guarantees by them under the Credit Facility and with respect to other indebtedness and, in the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims, including with respect to such borrowings and guarantees, from the assets of those subsidiaries before any assets are made available for distribution to us. The application by us of any such distribution that we might receive would in turn be subject to the subordination provisions of the Debentures discussed above.

Terms of this Exchange Offer

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange Debentures validly tendered, not withdrawn and accepted prior to 5:00 p.m., New York City time, on the Expiration Date, for a number of shares of our Common Stock, equal to the quotient of (i) the principal amount of the Debentures tendered, divided by (ii) 95% of the arithmetic average of the Volume Weighted Average Price of our Common Stock for the 20 consecutive trading days ending December 12, 2008, calculated in accordance with the Indenture. Holders will also receive cash for all interest accrued and unpaid up to, but excluding December 15, 2008, in the amount of $25 for each $1,000 original principal amount of Debentures properly tendered, not withdrawn and accepted in this Exchange Offer.

        You may tender some or all of your Debentures in this Exchange Offer. However, Holders of the Debentures must tender their Debentures in a minimum of $1,000 in principal amount and integral multiples of $1,000. We will only accept for exchange tenders of the Debentures in integral multiples of $1,000 principal amount. See "—Acceptance of Debentures for Exchange; Delivery of the Shares" for more information.

        This Exchange Offer is not being made to, and we will not accept tenders for exchange from, holders of the Debentures in any jurisdiction in which this Exchange Offer or the acceptance of the offers would not be in compliance with the securities or blue sky laws of that jurisdiction.

        Neither we nor our officers or directors are making any recommendation as to whether you should tender Debentures. Similarly, neither the Paying Agent nor the Information Agent is making any such recommendation. In addition, we have not authorized anyone to make any such recommendation. We have not retained and do not intend to retain any unaffiliated representative to act for holders of the Debentures or to prepare a report concerning the fairness of this Exchange Offer. You must make your own decision whether to tender your Debentures for exchange in this Exchange Offer.

Exchange Offer Expiration Date

        The Expiration Date for this Exchange Offer is December 15, 2008, unless earlier terminated by us, which is the last date on which tenders will be accepted. Tenders will be accepted until 5:00 p.m., New York City time, on the Expiration Date.

Amendments

        We expressly reserve the right, in our reasonable discretion, for any reason to:

  •
  delay the acceptance of the Debentures tendered for exchange, for example, in order to allow for the rectification of any irregularity or defect in the tender of the Debentures, provided that in any event we will promptly issue the Shares or return tendered Debentures after expiration or termination of this Exchange Offer;

  •
  waive (to the extent waivable by us) or amend any of the terms or conditions of this Exchange Offer; and/or

  •
  terminate this Exchange Offer, as described under "—Conditions to Completion of this Exchange Offer" below.

        We will promptly give oral or written notice of any amendment, non-acceptance or termination of this Exchange Offer to the holders of the Debentures.

        If we consider an amendment to this Exchange Offer to be material, or if we waive a material condition of this Exchange Offer, we will promptly disclose the amendment or waiver in a prospectus supplement or post effective amendment, as appropriate. Any such amendment will be announced by press release.

Procedures for Tendering Debentures

        Your tender of Debentures to us and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

         Tender of Debentures Held Through a Custodian.    If you are a beneficial owner of the Debentures that are held of record by a custodian bank, depositary institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the Debentures on your behalf. Your custodian will provide you with its instruction letter, which you must use to give these instructions.

         Tender of Debentures Held Through DTC.    Any beneficial owner of the Debentures held of record by DTC, or its nominee, through authority granted by DTC, may direct the DTC participant through which the beneficial owner's Debentures are held in DTC, to tender on such beneficial owner's behalf. To effectively tender Debentures that are held through DTC, DTC participants should transmit their acceptance through DTC's ATOP system, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an agent's message (as described below) to the Paying Agent for its acceptance. Delivery of tendered Debentures must be made to the Paying Agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender the Debentures through ATOP.

        In addition:

  •
  the Paying Agent must receive a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC's ATOP system indicating the aggregate principal amount of Debentures to be tendered and any other documents required by the letter of transmittal; and

  •
  prior to 5:00 p.m., New York City time, on the Expiration Date,

  •
  the Paying Agent must receive a confirmation of book-entry transfer of such Debentures, into the Paying Agent's account at DTC, in accordance with the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        Your Debentures held through DTC should be tendered by book-entry transfer. The Paying Agent will establish an account with respect to the Debentures at DTC for purposes of this Exchange Offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC should make book-entry delivery of the Debentures by having DTC transfer such Debentures into the Paying Agent's relevant account at DTC in accordance with DTC's procedures for transfer. Although your Debentures will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC's ATOP system, with any required signature guarantees and any other required documents must be transmitted to and received or confirmed by the Paying Agent at its address set forth on the back cover of this prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. You or your broker must ensure that the Paying Agent receives an agent's message from DTC confirming the book-entry transfer of your Debentures. An agent's message is a message transmitted by DTC and received by the Paying Agent that forms a part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering the Debentures that such participant agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal, and that such participant agrees that the Company may enforce the letter of transmittal against such participant.

        If you are an institution that is a participant in DTC's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding the Debentures through a financial institution.

        Do not send letters of transmittal or other Exchange Offer documents to us or to the Information Agent.

        It is your responsibility to ensure that all necessary materials are received by the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date. If the Paying Agent does not receive all of the required materials prior to 5:00 p.m., New York City time, on the Expiration Date, your Debentures will not be validly tendered. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Paying Agent.

        Any Debentures not accepted for exchange for any reason will be promptly returned, without expense, to the tendering holder after the expiration or termination of this Exchange Offer.

        We will have accepted the validity of tendered Debentures if and when we give oral or written notice to the Paying Agent. The Paying Agent will act as the tendering holders' agent for purposes of receiving the Shares from us. If we do not accept any tendered Debentures for exchange because of an invalid tender or the occurrence of any other event, the Paying Agent will return those Debentures to you without expense, promptly after the Expiration Date, via book-entry transfer through DTC. Holders that tender and do not withdraw their Debentures into the Alternative Exchange Offer cannot tender those same Debentures into this Exchange Offer.

Binding Interpretations

        We will determine in our reasonable discretion all questions as to the validity, form, eligibility and acceptance of the Debentures tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all invalid tenders of any particular Debentures or to not accept any particular Debentures, which acceptance might, in our reasonable judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities in the tender of the Debentures. Unless waived, any defects or irregularities in connection with tenders of the Debentures for exchange must be cured within such reasonable period of time as we shall determine. None of us, the Paying Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of the Debentures for exchange, nor shall we or the Paying Agent or any other person incur any liability for failure to give such notification.

Acceptance of Debentures for Exchange; Cash out of Fractional Shares; Delivery of the Shares

        Once all of the conditions to this Exchange Offer are satisfied or waived, we will accept all Debentures validly tendered and will cause the issuance and delivery of the Shares promptly after the Expiration Date. The discussion under the heading "—Conditions to Completion of this Exchange Offer" provides further information regarding the conditions to this Exchange Offer. For purposes of this Exchange Offer, we will be deemed to have accepted validly tendered Debentures for exchange when, as and if we have given oral or written notice to the Paying Agent, with written confirmation of any oral notice to be given promptly after giving such notice.

        No fractional Shares will be issued in this Exchange Offer. Instead, the Company will pay cash in lieu thereof as part of the consideration issued for the repurchase of the Debentures in an amount based on the closing sale price of the Common Stock on of December 12, 2008 for all fractional shares.

        In all cases, issuance of the Shares for the Debentures that are accepted for exchange in this Exchange Offer will be made only after timely receipt by the Paying Agent of:

  •
  a book-entry confirmation of such Debentures into the Paying Agent's account at the DTC book-entry transfer facility;

  •
  a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder's acceptance through DTC's ATOP system; and

  •
  all other required documents, if any.

Book-Entry Transfer

        The Paying Agent will make a request to establish an account with respect to the Debentures at DTC for purposes of this Exchange Offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of Debentures by causing DTC to transfer the Debentures into the Paying Agent's account at DTC in accordance with DTC's procedures for transfer. Holders of Debentures who are unable to deliver confirmation of the book-entry tender of their Debentures into the Paying Agent's account at DTC or all other documents required by the letter of transmittal to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date must tender their Debentures according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you desire to tender your Debentures and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your Debentures if:

  •
  your tender is made through an eligible institution;

  •
  prior to 5:00 p.m., New York City time, on the Expiration Date, the Paying Agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC's ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

  (1)
  sets forth the name and address of the holder of the Debentures tendered;

  (2)
  states that the tender is being made thereby; and

  (3)
  guarantees that within three New York Stock Exchange trading days after the Expiration Date a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the Paying Agent; and

  •
  book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the Paying Agent within three New York Stock Exchange trading days after the Expiration Date.

Withdrawal Rights

        You may validly withdraw your tender of Debentures at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

        For a withdrawal to be valid, the Paying Agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth on the back cover of this prospectus prior to 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must:

  •
  specify the name of the person who tendered the Debentures to be withdrawn;

  •
  contain a statement that you are withdrawing your election to have your Debentures exchanged;

  •
  identify the Debentures to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such Debentures);

  •
  specify the principal amount of Debentures to be withdrawn;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Debentures were tendered, including any required signature guarantees; and

  •
  if you have tendered your Debentures in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn Debentures and otherwise comply with the procedures of such facility.

        Any Debentures that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the Debentures, as soon as practicable after withdrawal, rejection of tender or termination of this Exchange Offer. Validly withdrawn Debentures may be re-tendered by following the procedures described under the heading "—Procedures for Tendering Debentures" above, at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

Return of Debentures Not Accepted for Exchange

        If we do not accept any tendered Debentures for any reason set forth in the terms and conditions of this Exchange Offer, the unaccepted or non-exchanged Debentures tendered by book-entry transfer into the Paying Agent's account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the Debentures that are not to be exchanged will be credited to an account maintained with DTC, promptly after the expiration or termination of this Exchange Offer.

Conditions to Completion of this Exchange Offer

        Notwithstanding any other provisions of this Exchange Offer, we will not be required to accept for exchange any Debentures tendered, and we may terminate or amend the Exchange Offer, if any of the following conditions precedent to this Exchange Offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment, the failure of the condition makes it inadvisable to proceed with this Exchange Offer:

  •
  Satisfaction or waiver of the conditions precedent to the use of our Common Stock to satisfy our obligation to repurchase the Debentures, as set forth in the Indenture.

  •
  The registration statement of which this prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for such purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

  •
  No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to this Exchange Offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

  •
  challenges the making of this Exchange Offer or the exchange of the Debentures under the Exchange Offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, this Exchange Offer or the exchange of the Debentures under this Exchange Offer, or

  •
  in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or would be material to holders of the Debentures in deciding whether to accept this Exchange Offer.

  •
  (a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the Nasdaq Stock Market; (b) there shall not have been any suspension or limitation of trading of any of our securities on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; and (d) there shall not have occurred subsequent to the date of this prospectus any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of this Exchange Offer. Without limiting the generality of the foregoing, it would be impracticable or inadvisable to proceed with the completion of this Exchange Offer if the risk of liability to us exceeds the value to us of this Exchange Offer.

  •
  The trustee under the indenture governing the Debentures shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of, this Exchange Offer or the exchange of the Debentures under this Exchange Offer; nor shall the trustee or any holder of the Debentures have taken any action that challenges the validity or effectiveness of the procedures used by us in making this Exchange Offer or the exchange of the Debentures under this Exchange Offer.

  •
  No default or event of default under our Credit Facility shall have occurred and be continuing.

        The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our reasonable discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

        If any of the foregoing conditions is not satisfied, we may, at any time before the expiration of this Exchange Offer:

  •
  terminate this Exchange Offer and return all tendered Debentures to the holders thereof;

  •
  modify or otherwise amend this Exchange Offer and retain all tendered Debentures until the Expiration Date, subject, however, to the withdrawal rights described in "—Withdrawal Rights" above; or

  •
  waive the unsatisfied conditions (if waivable by us) and accept all Debentures tendered and not previously withdrawn.

        Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with this Exchange Offer which, if not complied with or obtained, would have a material adverse effect on us.

No Appraisal Rights

        Holders of Debentures do not have dissenters' rights of appraisal in connection with this Exchange Offer.

Legal Limitation

        The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion (to the extent such condition is waivable by us). Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time.

        In addition, we will not accept for exchange any Debentures tendered, and no Shares will be issued in exchange for any such Debentures, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part.

Fees and Expenses

        We have retained MacKenzie Partners, Inc. to act as the Information Agent and The Bank of New York Mellon Trust Company, N.A. to act as the Paying Agent in connection with this Exchange Offer. The Information Agent may contact holders of the Debentures by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing holders to forward materials relating to this Exchange Offer to beneficial owners. The Information Agent and the Paying Agent will receive a fee for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

        Neither the Information Agent nor the Paying Agent has been retained to make solicitations or recommendations. The fees that they receive will not be based on the aggregate principal amount of the Debentures tendered under this Exchange Offer.

        We will not pay any fees or commissions to any broker or dealer, or any other person, for soliciting tenders of the Debentures under this Exchange Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Paying Agent

        The Bank of New York Mellon Trust Company, N.A. has been appointed as the Paying Agent for the Exchange Offer. All executed letters of transmittal should be directed to the Paying Agent at its contact information set forth on the back cover of this prospectus. Questions relating to the procedures for tendering of Debentures, requests for assistance, and requests for notices of guaranteed delivery should be directed to the Paying Agent at the address or telephone number set forth on the back cover of this prospectus.

        If you deliver the letter of transmittal to an address or transmit instructions via facsimile other than that of the Paying Agent as set forth on the back cover of this prospectus, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal.

Information Agent

        MacKenzie Partners, Inc. has been appointed as the Information Agent for this Exchange Offer. Questions relating to the procedures for tendering of Debentures, requests for assistance, and requests for notices of guaranteed delivery should be directed to the Information Agent at the address or telephone number set forth on the back cover of this prospectus. Requests for additional copies of this prospectus and the letter of transmittal may be directed to the Information Agent, at its address and telephone number set forth on the back cover of this prospectus.

Interests of Directors and Executive Officers

        To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially own any of the Debentures or will be tendering any Debentures pursuant to this Exchange Offer. Neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Debentures during the 60 days prior to the date hereof.

Schedule TO

        Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to this Exchange Offer. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption "Where You Can Find More Information."

 DESCRIPTION OF CAPITAL STOCK

Capital Stock

        Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

        At November 5, 2008 we had outstanding:

  •
  76,319,526 shares of Common Stock, excluding shares held by Fleetwood as treasury stock;

  •
  exercisable stock options to purchase an aggregate of approximately 3,570,425 shares of our Common Stock;

  •
  no shares of preferred stock;

  •
  an aggregate of approximately $151,250,000 in stated liquidation amount of the 6% convertible trust preferred securities. Holders of these preferred securities have the right to convert their securities into an aggregate of 3,104,467 shares of our Common Stock, subject to adjustment; and

  •
  an aggregate of $100,000,000 principal amount of Debentures convertible into a maximum of 8,503,400 shares of our Common Stock.

Common Stock

        Subject to the rights of holders of our preferred securities that may be issued in the future, our common stockholders are entitled to receive dividends if and when they are declared by our board of directors from legally available funds and, in the event of liquidation, to receive pro rata all assets remaining after payment of all obligations. Each holder of our Common Stock is entitled to one vote for each share held and to cumulate its votes for the election of directors. Our stockholders do not have preemptive rights.

        Computershare is the transfer agent and registrar for our Common Stock.

Preferred Stock

        As of the date of this prospectus, no shares of our preferred stock are outstanding. The authorized shares of our preferred stock are issuable, without further stockholder approval, in one or more series as determined by our board of directors. Our board of directors also determines the voting rights, designations, powers, preferences, and the relative participating, optional or other rights of each series of our preferred stock, as well as any qualifications, limitations or restrictions. We will distribute a prospectus supplement with regard to each particular issue or series of preferred stock we offer under a shelf registration statement. Each such prospectus supplement will describe, as to the series of preferred stock to which it relates:

  •
  the title of the series of preferred stock;

  •
  any limit upon the number of shares of the series of preferred stock which may be issued;

  •
  the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

  •
  the date or dates on which we will be required or permitted to redeem the preferred stock;

  •
  the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

  •
  the voting rights, if any, of the holders of the preferred stock;

  •
  any listing of the preferred stock on any securities exchange;

  •
  the dividends, if any, which will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends and may be cumulative or non-cumulative;

  •
  the rights, if any, of holders of preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

  •
  any provisions by which we will be required or permitted to make any payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock;

  •
  any material United States federal income tax considerations applicable to the preferred stock; and

  •
  any other material terms of the preferred stock.

Effect of New Issuance of Preferred Stock

        If our board were to issue a new series of preferred stock, the issuance of such preferred stock could:

  •
  decrease the amount of earnings and assets available for distribution to existing common stockholders;

  •
  make removal of the present management more difficult;

  •
  result in restrictions upon the payment of dividends and other distributions to existing common stockholders;

  •
  delay or prevent a change in control of our company; and

  •
  limit the price that investors are willing to pay in the future for our existing Common Stock.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of Our Certificate of Incorporation

        Provisions of Delaware law and our restated certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

  •
  Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation's voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation's voting stock within three years before the business combination;

  •
  Our restated certificate of incorporation provides for a classified board of directors, approximately one-third of which is elected annually for a three-year term. Our restated certificate of incorporation also requires a vote of holders of at least 80% of our voting stock to adopt or modify our bylaws, or to approve a merger, a sale of all or substantially all of our assets or certain other transactions between us and any other corporation holding directly or indirectly more than 5% of our voting stock, unless the merger, sale or other transaction was approved by our board of directors prior to the other corporation's acquisition of more than 5% of our voting stock. The above provisions cannot be changed unless the change is approved by the affirmative vote of at least 80% of our voting stock;

  •
  Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders. Special meetings of stockholders may be called only by our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings; and

  •
  Our bylaws provide time limitations for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders' meetings.

        Copies of our restated certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the Securities and Exchange Commission. See "Where You Can Find More Information."

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material United States federal income tax consequences of this Exchange Offer to beneficial owners of the Debentures that are U.S. Holders (defined below). This discussion is a summary for general information purposes only and does not consider all aspects of federal income taxation that may be relevant to particular U.S. Holders in light of their individual investment circumstances or to certain types of U.S. Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, persons that hold Debentures as part of a "straddle," a "hedge" or a "conversion transaction," persons that have a functional currency other than the U.S. dollar, investors in pass-through entities and foreign taxpayers), nor does it address state, local or foreign tax considerations. This summary assumes that U.S. Holders have held their Debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

        As used herein, "U.S. Holders" are any beneficial owners of the Debentures, that are, for U.S. federal income tax purposes, (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date may also be treated as U.S. Holders.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Debentures, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of participating in this Exchange Offer and of the ownership and disposition of our Common Stock received upon the exchange.

        You should consult with your own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of your participation in this Exchange Offer and of your ownership and disposition of the Shares received upon the exchange.

Exchange of Debentures for Shares Pursuant to this Exchange Offer

        An exchange of Debentures for Shares pursuant to this Exchange Offer should be treated as a tax-free recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize gain or loss as a result of such exchange, except for any portion of the value of Common Stock received that is attributable to accrued but unpaid interest on the Debentures being surrendered that has not previously been included in income. Such Common Stock attributable to accrued and unpaid interest received by a U.S. Holder in this Exchange Offer will be treated as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

        A U.S. Holder's tax basis in the Common Stock received in the exchange, other than any Common Stock received with respect to accrued but unpaid interest, will equal the U.S. Holder's adjusted tax basis in the Debentures surrendered (excluding the portion of the tax basis allocable to a fractional share of Common Stock). A U.S. Holder's holding period in these shares of Common Stock received should include its holding period for the Debentures surrendered. A U.S. Holder's tax basis in the Common Stock received with respect to accrued but unpaid interest will equal the fair market value of that Common Stock. A U.S. Holder's holding period for the Common Stock received with respect to accrued but unpaid interest will commence on the day after the exchange.

        If a U.S. Holder receives cash in lieu of a fractional share of Common Stock, it will be treated as having received such fractional share and immediately sold it for the amount of such cash. Accordingly, the receipt of such cash in lieu of a fractional share of Common Stock will generally result in taxable gain or loss equal to the difference between the cash received in lieu of such fractional share less the tax basis in the Debentures allocable to the fractional share of Common Stock.

        If we do not meet the conditions to using Common Stock in connection with our obligation to repurchase the Debentures, the receipt of cash by a U.S. Holder in exchange for a Debenture will be a taxable transaction for U.S. federal income tax purposes. Subject to the market discount rules discussed below, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount of cash received (other than amounts attributable to accrued but unpaid interest, which will be taxed as such), and the U.S. Holder's tax basis in the Debenture surrendered in the exchange. The cash received attributable to accrued but unpaid interest that has not yet been included in the U.S. Holder's income will be taxable as ordinary income.

        Except as described below under "—Market Discount", any gain recognized on the exchange of Debentures for cash (including any gain recognized on the receipt of cash in lieu of a fractional share of Common Stock) will generally be capital gain and will be long-term capital gain if, at the time of the exchange, the Debentures surrendered in the exchange has been held for more than one year. The deductibility of capital losses is subject to limitations.

Market Discount

        If a U.S. Holder acquired the Debentures for an amount that is less than its stated principal amount, subject to a de minimis exception, the amount of such difference is treated as "market discount" for U.S. federal income tax purposes. Under the market discount rule, any gain recognized on the exchange of such Debentures generally would be treated as ordinary interest income to the extent of the market discount accrued during the U.S. Holder's holding period for the Debentures, unless the U.S. Holder had elected to include the market discount in income as it accrued. Any market discount that had accrued on a U.S. Holder's Debentures at the time of the exchange, and that is in excess of the gain recognized on the exchange, as described above, generally will be taxable as ordinary income upon the disposition of the Common Stock received upon the exchange.

Distributions on Common Stock

        The amount of any distribution we make in respect of the Common Stock received in the exchange will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Stock and thereafter as gain from the sale or exchange of such Common Stock as described below. In general, a dividend distribution to a corporate U.S. Holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

        Dividends received by a non-corporate U.S. Holder during taxable years beginning on or before December 31, 2010 will be taxed at a maximum rate of 15%, provided that the U.S. Holder held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met. Dividends received by non-corporate U.S. Holders in taxable years beginning after December 31, 2010 will be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock

        Subject to the discussion above under "—Market Discount", upon the sale or exchange of shares of our Common Stock received upon the exchange of the Debentures, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received upon the sale or exchange and the U.S. Holder's tax basis in the shares of Common Stock. Any such capital gain or loss will be long-term if the U.S. Holder's holding period in the shares of Common Stock is more than one year. Long-term capital gain is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

        In general, information reporting requirements will apply to interest payments made on the Debentures, any cash received in this Exchange Offer, dividends received on Common Stock and proceeds from the sale of Common Stock. A backup withholding tax may apply to such payments if the U.S. Holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's U.S. federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

 WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-4 that we filed with the SEC registering the securities that may be offered and sold hereunder. This registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement, including any applicable prospectus supplement, for further information about us and these securities.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room
100 F Street N.E.
Washington, D.C. 20549

        You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements, information statements and other information about issuers, like Fleetwood Enterprises, Inc., who file electronically with the SEC. The address of that web site is www.sec.gov.

        In addition, our Common Stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

  •
  our Annual Report on Form 10-K, except for Item 8, "Financial Statements and Supplemental Data," and Item 9A, "Controls and Procedures," for the year ended April 27, 2008, filed on July 10, 2008;

  •
  our Quarterly Report on Form 10-Q, except for Part I, Item 1, "Financial Statements," for then quarter ended July 27, 2008, filed on September 3, 2008;

  •
  our Current Report on Form 8-K, which includes the audited financial statements as of April 27, 2008 and April 29, 2007 and each of the three years in the period ended April 27, 2008 and the unaudited financial statements as of July 27, 2008 and the thirteen week periods ended July 27, 2008 and July 29, 2007, filed on October 30, 2008; and

  •
  our Current Reports on Form 8-K filed on April 30, 2008, May 16, 2008, June 4, 2008, June 12, 2008, June 20, 2008, June 23, 2008, August 8, 2008, August 13, 2008, August 22, 2008, August 26, 2008, September 22, 2008, October 10, 2008, October 27, 2008, October 30, 2008, November 3, 2008 and November 6, 2008.

        We also incorporate by reference all documents that we subsequently file with the SEC after the filing of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations Department
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503
(951) 351-3500

        Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

 EXPERTS

        The consolidated financial statements and related schedule of Fleetwood Enterprises, Inc. for the year ended April 27, 2008, included with Fleetwood Enterprises, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF SECURITIES

        Gibson, Dunn & Crutcher LLP of Irvine, California will issue an opinion with respect to the validity of the shares of Common Stock being offered by this prospectus.

        All tendered Debentures, executed letters of transmittal and any other required documents must be delivered to the Paying Agent at the address set forth below.

The Paying Agent for this Exchange Offer is:

The Bank of New York Mellon Trust Company, N.A.

By Facsimile (Eligible Institutions Only): Attn: Evangeline R. Gonzales Facsimile: (212) 815-1915 (confirm by telephone: (212) 815-3738)	By Mail or Hand: Bank of New York Mellon Corporation Corporate Trust Operations 101 Barclay Street—Floor 7 East New York, NY 10286 Attn: Mrs. Evangeline R. Gonzales Reorganization Unit

        Requests for assistance with respect to the procedure for tendering Debentures pursuant to this Exchange Offer should be directed to the Paying Agent and requests for additional copies of this prospectus and the letter of transmittal should be directed to the Information Agent at the address and telephone numbers set forth below.

The Information Agent for this Exchange Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

 PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification Of Officers And Directors.

        Fleetwood Enterprises, Inc. is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Fleetwood) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise both as to action in such person's capacity and as to action in another capacity while holding such office; and that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise of the corporation against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

        Fleetwood's Restated Certificate of Incorporation, as amended, provides that a director of Fleetwood shall, to the fullest extent permitted by DGCL, not be liable to Fleetwood or its stockholders both as to action in such person's capacity and as to action in another capacity while holding such office for monetary damages for a breach of a fiduciary duty as a director. Fleetwood Amended and Restated Bylaws (the "Bylaws") provide that the corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including a derivative action) by reason of the fact that he is or was a director or officer of Fleetwood, or is or was serving at the request of Fleetwood as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, against expenses (including attorneys' fees), liability, loss, judgments, ERISA excise taxes, fines, penalties and amounts paid in settlement actually and reasonably incurred or suffered by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Fleetwood, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Bylaws authorize the advance of expenses in certain circumstances and authorize the corporation to provide indemnification or advancement of expenses to any person, by agreement or otherwise, on such terms and conditions as the board of directors may approve. The Bylaws also authorize Fleetwood to purchase and maintain insurance on behalf of a director, officer, employee or agent of Fleetwood or a person acting at the request of Fleetwood as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability incurred by him or her in any such capacity whether or not the corporation would have the power to indemnify him or her.

        In addition to the indemnification provisions in the Bylaws, Fleetwood has entered into indemnity agreements with individuals serving as officers of the corporation. Therein, Fleetwood has agreed to pay on behalf of the officer and his executors, administrators or assigns, any amount which he is or becomes legally obligated to pay because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as officer of the corporation and solely because of his being an officer. Fleetwood has agreed to pay damages, judgments, settlements and costs, costs of investigation, costs of defense of legal actions, claims or proceedings and appeals therefrom, and costs of attachment or similar bonds. Fleetwood has also agreed that if it shall not pay within a set period of time after written claim, the officer may bring suit against Fleetwood and shall be entitled to be paid for prosecuting such claim. Fleetwood has not agreed to pay fines or fees imposed by law or payments which it is prohibited by applicable law from paying as indemnity and has not agreed to make any payment in connection with a claim made against the officer for which payment was made to the officer under an insurance policy, for which the officer is entitled to indemnity otherwise than under the agreement, and which is based upon the officer gaining any personal profit or advantage to which he was not legally entitled, in addition to certain other payments.

        Fleetwood currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of, among other things, an act or omission committed or suffered while acting as a director or officer of Fleetwood.

Item 21.    Exhibits and Financial Statement Schedules

EXHIBIT NUMBER	DESCRIPTION
2.1	Asset Purchase Agreement dated as of July 7, 2005 (Certain Schedules and Exhibits to the Asset Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.). (Incorporated by reference to our Current Report on Form 8-K filed on July 12, 2005.)
2.2
Purchase and Sale Agreement entered into as of July 29, 2005, by and between HomeOne Credit Corp., a Delaware corporation, Fleetwood Enterprises, Inc., a Delaware corporation, and Vanderbilt Mortgage and Finance, Inc., a Tennessee corporation. (Incorporated by reference to in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
2.3
Amended and Restated Stock Purchase Agreement dated as of May 12, 2008 (Schedules and exhibits to the Amended and Restated Stock Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.) (Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on May 16, 2008.)
2.4
Agreement of Sale and Purchase dated as of May 12, 2008 (Exhibits to the Agreement of Sale and Purchase have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.) (Incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on May 16, 2008.)
3.1	Restated Certificate of Incorporation. (Incorporated by reference to our Annual Report on Form 10-K filed on July 12, 2007.)
3.2	Amendment of Restated Certificate of Incorporation. (Incorporated by reference to our Annual Report on Form 10-K filed on July 12, 2007.)
3.3	Amendment to Restated Certificate of Incorporation, as amended. (Incorporated by reference to our Annual Report on Form 10-K filed on July 12, 2007.)
3.4	Amendment to Restated Certificate of Incorporation, as amended. (Incorporated by reference to Annex A our Definitive Proxy Statement on Schedule 14A filed on August 18, 2008.)
3.5	Amended and Restated Bylaws of Fleetwood. (Incorporated by reference to our Current Report on Form 8-K filed on June 12, 2008.)
4.5
Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 29, 2001.)
4.6
Amended and Restated Declaration of Trust of Fleetwood Capital Trust dated as of February 10, 1998, by and among Fleetwood Enterprises, Inc. and individual trustees of the Trust. (Incorporated by reference to our Registration Statement on Form S-4 filed on April 9, 1998.)

EXHIBIT NUMBER	DESCRIPTION
4.7	Indenture dated as of February 10, 1998, by and between Fleetwood Enterprises, Inc. and The Bank of New York, as Trustee, used in connection with Fleetwood Enterprises, Inc.'s 6% Convertible Subordinated Debentures due 2028. (Incorporated by reference to our Registration Statement on Form S-4 filed on April 9, 1998.)
4.8
Preferred Securities Guarantee Agreement dated as of February 10, 1998, by and between Fleetwood Enterprises, Inc. and The Bank of New York, as preferred guarantee trustee. (Incorporated by reference to Fleetwood's Registration Statement on Form S-4 filed April 9, 1998.)
4.9	Indenture dated as of December 22, 2003 between Fleetwood and The Bank of New York, as trustee. (Incorporated by reference to our Current Report on Form 8-K filed on December 22, 2003.)
4.10
Form of Indenture relating to Senior Secured Notes due 2011, by and between Fleetwood Enterprises, Inc., the certain guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee. (To be filed by amendment.)
4.11	Form of Senior Secured Note due 2011 (included in Exhibit 4.10)
5.1	Opinion of Gibson, Dunn & Crutcher LLP. (to be filed by amendment.)
10.1	Form of employment agreement between Fleetwood and senior executive officers. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 29, 2001.)*
10.2	Form of employment agreement re: change in control between Fleetwood and senior officers. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 29, 2001.)*
10.3	Amended and Restated Deferred Compensation Plan. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 28, 1996.)*
10.4	Amended and Restated Supplemental Benefit Plan. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 28 1996.)*
10.5	2005 Deferred Compensation Plan. (Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended January 23, 2005.)*
10.6	Amended and Restated Benefit Restoration Plan. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 28 1996.)*
10.7	Amended and Restated 1992 Stock-Based Incentive Compensation Plan. (Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended January 25, 2004.)*
10.8	Amended and Restated 1992 Non-Employee Director Stock Option Plan. (Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended January 25, 2004.)*
10.9	Securities Purchase Agreement, dated as of July 26, 2006. (Incorporated by reference to our Current Report on Form 8-K filed on July 28, 2006.)
10.10	Description of amendments to terms of certain executive compensation. (Incorporated by reference to our Current Report on Form 8-K filed on May 19, 2005.)*
10.11	Description of amendments to terms of certain executive compensation. (Incorporated by reference to our Current Report on Form 8-K filed on December 17, 2004.)*

EXHIBIT NUMBER	DESCRIPTION
10.12	Alternative Form Non-Qualified Stock Option Agreement for 1992 Stock-Based Incentive Compensation Plan. (Incorporated by reference to our Current Report on Form 8-K filed on September 16, 2004.)*
10.13	Employment agreement between Fleetwood and Elden L. Smith as of March 8, 2005. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 24, 2005.)*
10.14	Description of Director cash compensation. (Incorporated by reference to our Current Report on Form 8-K filed on September 16, 2004.)*
10.15	Elden L. Smith Stock Option Plan and Agreement. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 24, 2005.)*
10.16
Form of Employment Agreement between Fleetwood and certain senior executive officers, adopted July 2002. (Incorporated by reference to our Annual Report on Form 10-K for the year ended April 28, 2002.)*
10.17	Form Non-Qualified Stock Option Agreement for 1992 Non-Employee Director Stock Option Plan. (Incorporated by reference to our Current Report on Form 8-K filed on September 16, 2004.)*
10.18	2002 Long-Term Performance Plan. (Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended October 27, 2002.)*
10.19	Form Non-Qualified Stock Option Agreement for 1992 Stock Incentive Compensation Plan. (Incorporated by reference to our Current Report on Form 8-K filed on September 16, 2004.)*
10.20	Form of indemnification agreement for Fleetwood's officers. (Incorporated by reference to our Current Report on Form 8-K filed on May 18, 2006.)*
10.21	Form of indemnification agreement for Fleetwood's directors. (Incorporated by reference to our Current Report on Form 8-K filed on May 18, 2006.)*
10.22	2005 Senior Executive Short-Term Incentive Compensation Plan. (Incorporated by reference to Exhibit A to our Definitive Proxy Statement filed on August 12, 2005.)*
10.23	Amendment to Amended and Restated 1992 Stock-Based Incentive Compensation Plan. (Incorporated by reference to our Current Report on Form 8-K filed on June 15, 2006.)*
10.24	Fleetwood Enterprises, Inc. 2007 Stock Incentive Plan. (Incorporated by reference to our Current Report on Form 8-K filed on September 19, 2007.)*
10.25	Fleetwood Enterprises, Inc. form of Restricted Stock Award Agreement dated September 13, 2007. (Incorporated by reference to our Current Report on Form 8-K filed on September 19, 2007.) *
10.26	Form of executive officer employment agreement. (Incorporated by reference to our Current Report on Form 8-K filed on January 24, 2007.)*
10.27
Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent. (Incorporated by reference to our Current Report on Form 8-K filed on January 11, 2007.)

EXHIBIT NUMBER	DESCRIPTION
10.28	First Amendment, dated as of May 25, 2007, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to our Current Report on Form 8-K filed on May 31, 2007.)
10.29
Second Amendment, dated as of September 18, 2007, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on September 20, 2007.)
10.30
Third Amendment, dated as of January 15, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on January 17, 2008.)
10.31
Fourth Amendment, dated as of March 5, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.5 in our Current Report on Form 10-Q filed on March 6, 2008.)
10.32
Fifth Amendment, dated as of May 25, 2007, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on April 15, 2008.)
10.33
Sixth Amendment, dated as of April 24, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on April 30, 2008.)
10.34
Seventh Amendment, dated as of August 6, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on August 8, 2008.)

EXHIBIT NUMBER	DESCRIPTION
10.35	Eighth Amendment, dated as of October 21, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on October 27, 2008.)
10.36
Ninth Amendment, dated as of October 27, 2008, to Third Amended and Restated Credit Agreement and Consent of Guarantors, dated as of January 5, 2007, among Fleetwood Enterprises, Inc., Fleetwood Holdings, Inc. and its subsidiaries, the banks and other financial institutions signatory thereto, and Bank of America, N.A., as administrative agent and collateral agent for the lenders. (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on October 28, 2008.)
10.37
Promissory note dated August 22, 2008 by Fleetwood Motor Homes of California, Inc., and Fleetwood Homes of California, Inc. in favor of Isis Lending, LLC in the amount of $27,250,000. (Incorporated by reference to Exhibit 10.1 in our Quarterly Report on Form 10-Q for the period ended July 27, 2008. (Exhibits to the promissory note have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Fleetwood will furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.))
10.38
Form of Intercreditor Agreement, among Fleetwood Enterprises, Inc., the Obligators from time to time party thereto, Bank of America, N.A., as Priority Lien Collateral Agent, The Bank of New York Mellon Trust Company, N.A., as Trustee under the Indenture and as Collateral Agent. (To be filed by amendment.)
10.39
Guaranty by Fleetwood Enterprises, Inc. of promissory note dated August 22, 2008 by Fleetwood Motor Homes of California, Inc., and Fleetwood Homes of California, Inc. in favor of Isis Lending, LLC in the amount of $27,250,000. (Incorporated by reference to Exhibit 10.2 in our Quarterly Report on Form 10-Q for the period ended July 27, 2008.)
10.40	Form of executive officer employment agreement (amending 2001 form). (Incorporated by reference to Exhibit 10.1 in our Current Report on Form 8-K filed on November 16, 2007.)*
10.41	Form of executive officer employment agreement (amending post-2001 form). (Incorporated by reference to Exhibit 10.2 in our Current Report on Form 8-K filed on November 16, 2007.)*
10.42	Form of executive officer change-in-control agreement. (Incorporated by reference to Exhibit 10.3 in our Current Report on Form 8-K filed on November 16, 2007.)*
11.1
Statement re: Computation of Per Share Earnings. All information required by Exhibit 11 is presented in Note 2 of our Consolidated Financial Statements (in accordance with the provisions of SFAS No. 128) included in our Annual Report on Form 10-K filed on July 10, 2008, which is incorporated herein by this reference.
13.1	Annual Report on Form 10-K for the year ended April 27, 2008. (Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended July 27, 2008, filed on July 10, 2008)
13.2	Quarterly Report on Form 10-Q for the quarter ended July 27, 2008. (Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended July 27, 2008, filed on September 3, 2008.)

EXHIBIT NUMBER	DESCRIPTION
21.1	Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 in our Annual Report on Form 10-K filed on July 10, 2008.)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.3	Consent of Gibson, Dunn & Crutcher LLP re: tax matters (included in Exhibit 8.1)
24.1	Power of Attorney (included on signature page of the Registration Statement hereto)
99.1	Optional Repurchase Right Company Notice (including Repurchase Notice attached thereto as Annex A)
99.2	Form of Letter of Transmittal
99.3	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.4	Form of Notice of Guaranteed Delivery
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.6	Form of Letter to Clients

*
Management contract or compensatory plan or arrangement.

Item 22.    Undertakings

        1.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        2.     The undersigned registrant hereby undertakes:

            (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

           (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3.     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        4.     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        5.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Fleetwood Enterprises, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Riverside, State of California, on this 6th day of November, 2008.

FLEETWOOD ENTERPRISES, INC.
By:	/s/ ELDEN L. SMITH Elden L. Smith President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew M. Griffiths and Leonard J. McGill, and each of them, acting individually and without the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS B. PITCHER Thomas B. Pitcher	Chairman of the Board	November 6, 2008
/s/ ELDEN L. SMITH Elden L. Smith	President and Chief Executive Officer, Director (Principal Executive Officer)	November 6, 2008
/s/ ANDREW M. GRIFFITHS Andrew M. Griffiths	Senior Vice President—Chief Financial Officer (Principal Financial Officer)	November 6, 2008
/s/ JAMES F. SMITH James F. Smith	Vice President—Controller (Principal Accounting Officer)	November 6, 2008

S-1

Signature	Title	Date

/s/ PAUL D. BORGHESANI Paul D. Borghesani	Director	November 6, 2008
Loren K. Carroll	Director
/s/ MARGARET S. DANO Margaret S. Dano	Director	November 6, 2008
/s/ JAMES L. DOTI James L. Doti	Director	November 6, 2008
/s/ DAVID S. ENGELMAN David S. Engelman	Director	November 6, 2008
/s/ J. MICHAEL HAGAN J. Michael Hagan	Director	November 6, 2008
/s/ JOHN T. MONTFORD John T. Montford	Director	November 6, 2008
/s/ DANIEL D. VILLANUEVA Daniel D. Villanueva	Director	November 6, 2008

S-2

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WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 20. Indemnification Of Officers And Directors.
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES